AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1999

                                                         REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-6
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                                ---------------
                   MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 3
                             (EXACT NAME OF TRUST)


                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)


                                ---------------
                                320 PARK AVENUE
                           NEW YORK, NEW YORK 10022
             (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)



                                ---------------
                            PATRICK A. BURNS, ESQ.
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                    MUTUAL OF AMERICA LIFE INSURANCE COMPANY
                   320 PARK AVENUE, NEW YORK, NEW YORK 10022
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)



                                ---------------
                                   COPY TO:
                       W. RANDOLPH THOMPSON, OF COUNSEL
                             JONES & BLOUCH L.L.P.
                                 SUITE 405 WEST
                          1025 THOMAS JEFFERSON ST. NW
                             WASHINGTON, D.C. 20007


                                ---------------
  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
                        (FILE NO. 33-   , VUL POLICIES)
                      REGISTRATION STATEMENT ON FORM N-6)

 FORM N-8B-2
  ITEM NO.   CAPTION IN PROSPECTUS
------------ -------------------------------------------------------------------
       1     Cover Page
       2     Cover Page; About Mutual of America and Our Separate Account No. 3
       3     Not Applicable
       4     About Mutual of America and Our Separate Account No. 3;
             Administrative Matters -- Distribution of the
             Policies
       5     About Mutual of America and Our Separate Account No. 3
       6     About Mutual of America and Our Separate Account No. 3
       7     Not applicable
       8     Not applicable
       9     Other Matters -- Legal Proceedings
      10     Purchase of a Policy; Payment of Premiums; Access to Your Account
             Balance; Federal Tax Considerations; Your Voting Rights for
             Meetings of the Underlying Funds; Fund and Other Changes We May
             Make
      11     Underlying Funds Invested in by Our Separate Account
      12     Cover Page; Underlying Funds Invested in by Our Separate Account
      13     Charges and Deductions You Will Pay; Payment of Premiums
      14     Purchase of a Policy -- Policy Issue
      15     Payment of Premiums; Your Account Balance in the Separate Account
             Funds
      16     Your Account Balance in the Separate Account Funds
      17     Access to Your Account Balance; How to Contact Us and Give Us
             Instructions
      18     Not Applicable
      19     Administrative Matters -- Notices, Confirmation Statements and
             Reports to Policyowners
      20     Not Applicable
      21     Access to Your Account Balance -- Policy Loans
      22     Not Applicable
      23     Omitted
      24     Administrative Matters; Other Information
      25     About Mutual of America and Our Separate Account No. 3
      26     Charges and Deductions You Will Pay
      27     About Mutual of America and Our Separate Account No. 3
      28     Our Executive Officers and Directors
      29     About Mutual of America and Our Separate Account No. 3 -- Mutual
             of America
      30     Not Applicable
      31     Omitted
      32     Not Applicable
      33     Not Applicable
      34     Not Applicable
      35     Omitted
      36     Not Applicable
      37     Not Applicable
      38     Administrative Matters -- Distribution of the Policies
      39     Administrative Matters -- Distribution of the Policies
      40     Not Applicable
      41     Omitted
      42     Not Applicable
      43     Not Applicable
      44     You Account Balance in the Separate Account Funds
      45     Not Applicable
      46     Your Account Balance in the Separate Account Funds; Access to Your
             Account Value; Our General Account
      47     Not Applicable
      48     Not Applicable
      49     Not Applicable
      50     About Mutual of America and Our Separate Account No. 3 -- The
             Separate Account
      51     About Mutual of America and Our Separate Account No. 3; Purchase of
             a Policy; Payment of Premiums; Insurance Benefits Upon Death of the
             Insured Person
      52     Funding and Other Changes We May Make
      53     Federal Tax Considerations
      54     Not Applicable
      55     Not Applicable
      56     Not Applicable
      57     Not Applicable
      58     Not Applicable
      59     Financial Statements

  PROSPECTUS
    ----------------------------------------------------------------------------

                  VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   ISSUED BY
                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
                   320 PARK AVENUE, NEW YORK, NEW YORK 10022
                                  THROUGH ITS

                            SEPARATE ACCOUNT NO. 3
    ----------------------------------------------------------------------------

  THE POLICIES - We offer variable universal life insurance policies (POLICIES), without a sales charge. The Policies are designed to provide you with life insurance protection, while giving you flexibility in the timing and amount of premiums you pay. You also have some flexibility in the amount of insurance coverage available to you.

  In this Prospectus, a POLICYOWNER or YOU means a person to whom we have issued a Policy. You should note that the purchase of a Policy as a replacement for any existing insurance coverage you have may not be advisable.

  INVESTMENT ALTERNATIVES FOR YOUR ACCOUNT BALANCE - You may allocate your Account Balance to any of the Funds of Mutual of America Separate Account No. 3 (the SEPARATE ACCOUNT) or to our General Account. You may transfer all or any part of your Account Balance among the Funds and the Separate Account at any time, without charge.

  The Separate Account Funds invest in similarly named funds or portfolios of mutual funds (the UNDERLYING FUNDS), which will have varying investment returns and performance. The Underlying Funds currently are:

   o MUTUAL OF AMERICA INVESTMENT CORPORATION: Equity Index Fund, All America Fund, Mid-Cap Equity Index Fund, Aggressive Equity Fund, Composite Fund, Bond Fund, Mid-Term Bond Fund, Short-Term Bond Fund and Money Market Fund;

   o SCUDDER VARIABLE LIFE INVESTMENT FUND: Capital Growth Portfolio, Bond Portfolio and International Portfolio;

   o  VARIABLE INSURANCE PRODUCTS FUNDS OF FIDELITY INVESTMENTS(R):
      Equity-Income Portfolio of the Variable Insurance Products Fund, and Contrafund Portfolio and Asset Manager Portfolio of the Variable Insurance Products Fund II;

   o  CALVERT SOCIAL BALANCED PORTFOLIO of Calvert Variable Series, Inc.; and


   o AMERICAN CENTURY VP CAPITAL APPRECIATION FUND of American Century Variable Portfolios, Inc.

  WE DO NOT GUARANTEE THE INVESTMENT PERFORMANCE OF ANY SEPARATE ACCOUNT FUND. You bear the entire investment risk, including the risk of a decline in value, for amounts you allocate to a Separate Account Fund.

  We pay a fixed rate of interest on your Account Balance in our General Account, and we change the rate from time to time. This Prospectus describes the Separate Account Fund Investment Alternatives, but there is a brief description of the General Account under the heading "Our General Account".


  PROSPECTUSES - You should read this Prospectus carefully before you purchase a Policy, and you should keep it for future reference. Attached to this Prospectus are the prospectuses for the Underlying Funds. This Prospectus is not valid unless the prospectuses of the Underlying Funds are attached to it.

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    ----------------------------------------------------------------------------

  DATED:     , 1999

                               TABLE OF CONTENTS




                                                                        PAGE
                                                                       -----
  INTRODUCTION AND SUMMARY ...........................................   1
  PURCHASE OF A POLICY ...............................................   5
   Policy Issue ......................................................   5
   Basic Death Benefit Plan ..........................................   5
   Supplemental Insurance Benefits ...................................   6
   Changes in the Face Amount of Your Policy .........................   6
  PAYMENT OF PREMIUMS ................................................   7
   Scheduled Premiums ................................................   7
   Unscheduled Premiums ..............................................   7
   Limitation on Premiums ............................................   7
   Allocation of Premiums ............................................   8
   Dollar Cost Averaging .............................................   8
   Policy Lapse and Reinstatement ....................................   8
  UNDERLYING FUNDS INVESTED IN BY OUR SEPARATE ACCOUNT ...............   9
   Investment Advisers for the Underlying Funds ......................  12
  YOUR ACCOUNT BALANCE IN THE SEPARATE ACCOUNT FUNDS .................  13
  OUR GENERAL ACCOUNT ................................................  14
  ACCESS TO YOUR ACCOUNT BALANCE .....................................  15
   Surrender of Policy ...............................................  15
   Partial Withdrawals of Account Balance ............................  15
   Your Right to Transfer Among Investment Alternatives ..............  15
   How to Tell Us an Amount for Transfers or Partial Withdrawals .....  15
   Policy Loans ......................................................  16
   Accelerated Benefit for Terminal Illness ..........................  17
   Maturity Benefit ..................................................  18
   When We May Postpone Payments .....................................  18
  INSURANCE BENEFITS UPON DEATH OF INSURED PERSON ....................  19
   Death Proceeds ....................................................  19
   Basic Death Benefit ...............................................  19
   Corridor Percentages ..............................................  19
   Payment Options ...................................................  20
  CHARGES AND DEDUCTIONS YOU WILL PAY ................................  21
   Cost of Insurance Charges .........................................  21
   Administrative Charges ............................................  21
   Mortality and Expense Risks Charges ...............................  22
   Supplemental Insurance Benefits Fee ...............................  22
   Accelerated Benefit Fee ...........................................  22
   Premium and Other Taxes ...........................................  22
   Changes in Policy Cost Factors ....................................  22
   Fees and Expenses of Underlying Funds .............................  23

                                                                    PAGE
                                                                   -----
  HOW TO CONTACT US AND GIVE US INSTRUCTIONS .....................  24
   Contacting Mutual of America ..................................  24
   Requests by Telephone or Internet .............................  24
   Where You Should Direct Requests ..............................  24
  ABOUT MUTUAL OF AMERICA AND OUR SEPARATE ACCOUNT NO. 3 .........  25
  FEDERAL TAX CONSIDERATIONS .....................................  26
   Obtaining Tax Advice ..........................................  26
   Tax Status of the Policies ....................................  26
   Tax Treatment of Policy Benefits and Access of Account Balance   27
   Policy Loan Interest ..........................................  28
   Estate Taxes ..................................................  29
  YOUR VOTING RIGHTS FOR MEETINGS OF THE UNDERLYING FUNDS ........  29
  USE OF STANDARD & POOR'S INDICES ...............................  29
  FUNDING AND OTHER CHANGES WE MAY MAKE ..........................  30
  ADMINISTRATIVE MATTERS .........................................  30
   Year 2000 Compliance ..........................................  30
   Notices, Confirmation Statements and Reports to Policyowners ..  31
   Miscellaneous Policy Provisions ...............................  31
   Distribution of the Policies ..................................  32
  OTHER INFORMATION ..............................................  32
  OUR EXECUTIVE OFFICERS AND DIRECTORS ...........................  32
  DEFINITIONS WE USE IN THIS PROSPECTUS ..........................  35
  POLICY ILLUSTRATIONS ...........................................  37
   Face Amount $100,000...........................................  38
   Face Amount $500,000...........................................  46
  FINANCIAL STATEMENTS ...........................................  50

  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH WE MAY NOT LAWFULLY OFFER THE POLICIES FOR SALE. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE IN THIS PROSPECTUS. IF ANY PERSON GIVES OR MAKES ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS TO YOU, YOU MUST NOT RELY ON THEM IN MAKING YOUR DECISION OF WHETHER OR NOT TO PURCHASE A POLICY.

                            INTRODUCTION AND SUMMARY


  THE DISCUSSION BELOW IS A SUMMARY OF INFORMATION IN THE PROSPECTUS. The references in the Summary direct you to particular sections in the Prospectus where you will find more detailed explanations. You will find definitions under "Definitions We Use in This Prospectus".


  THE POLICY WE OFFER
    ----------------------------------------------------------------------------

  The Policy is a variable universal life insurance policy. It enables you, within certain limits, to accommodate changes in your insurance needs and changes in your financial condition. REFER TO "PURCHASE OF A POLICY".

  As a life insurance policy, the Policy provides for:

    o a death benefit, based either on the Face Amount of the Policy, or on the Face Amount of the Policy plus the Account Balance, depending on the type of Basic Death Benefit you select for your Policy,

    o  Policy Loans,

    o  a variety of death proceeds payment options, and

    o other features traditionally associated with life insurance, such as optional supplemental benefits.

  As a variable universal life policy, the Policy provides for:

    o an Account Balance that varies based on the Investment Alternatives you select,

    o allocation of your premiums and transfer of your Account Balance among the Investment Alternatives, and

    o flexibility in the timing and amount of premium payments and, subject to certain restrictions, the amount of insurance coverage.


  YOUR PREMIUM PAYMENTS
    ----------------------------------------------------------------------------

  We will provide you with an amount of scheduled premiums, based on the initial Face Amount you select. We will send you premium notices for scheduled premiums, unless you have authorized withdrawals from your banking account or other account or unless premiums are payable under a Payroll Deduction Program.

  You may adjust the timing and amount of your premium payments to suit your individual circumstances, within certain limits. You may pay unscheduled premiums, skip scheduled premiums, or increase or decrease your scheduled premium. Each scheduled or unscheduled premium must be at least $50, except that there is no minimum scheduled premium for Policies with a Payroll Deduction Rider. REFER TO "PAYMENT OF PREMIUMS".


  CHOICE OF BASIC DEATH BENEFIT
    ----------------------------------------------------------------------------

  You may choose as your Basic Death Benefit either a Face Amount Plan, which generally provides a level death benefit equal to the Face Amount, or a Face Amount Plus Plan, which provides for a death benefit that varies as your Account Balance changes. Subject to certain restrictions, you may change from one Plan to the other while the insured is still living. We pay a death benefit to the beneficiary upon the death of the insured person under the Policy. REFER TO "INSURANCE BENEFITS UPON DEATH OF INSURED PERSON".


  SUPPLEMENTAL BENEFITS BY RIDER TO POLICY
    ----------------------------------------------------------------------------

  We may make available one or more supplemental insurance benefits under your Policy, each by the addition of a rider for which you would pay an additional monthly fee. REFER TO "PURCHASE OF A POLICY -- SUPPLEMENTAL INSURANCE BENEFITS".

  INVESTMENT ALTERNATIVES FOR YOUR ACCOUNT BALANCE
    ----------------------------------------------------------------------------

  You may allocate your premiums among the General Account and one or more of the Separate Account Funds. You may change your allocation instructions at any time for future premiums. You may transfer all or part of your Account Balance among the available Investment Alternatives at any time. REFER TO "ACCESS TO YOUR ACCOUNT BALANCE".

  THE GENERAL ACCOUNT. We pay interest on the portion of your Account Balance you allocate to our General Account, at an effective annual rate of at least 3%. In our discretion, we change the current rate of interest from time to time. We have the full investment risk for amounts you allocate to the General Account. We sometimes refer to the General Account Investment Alternative as the Interest Accumulation Account.

  This Prospectus serves as a disclosure document for the Separate Account Investment Alternatives under the Policies. REFER TO "OUR GENERAL ACCOUNT" FOR A BRIEF DESCRIPTION OF THE GENERAL ACCOUNT.

  THE SEPARATE ACCOUNT. The Separate Account has Funds, or sub-accounts. The name of each Fund corresponds to the name of its Underlying Fund. When you allocate premiums or transfer Account Balance to a Separate Account Fund, the Fund purchases shares in its Underlying Fund. A Separate Account Fund is called a "variable option", because you have the investment risk that your Account Balance in the Fund will increase or decrease based on the investment performance of the Underlying Fund. The Mid-Cap Equity Index Fund is available to you upon its approval by your State's insurance department.


  UNDERLYING FUNDS INVESTED IN BY THE SEPARATE ACCOUNT
    ----------------------------------------------------------------------------

  The Separate Account Funds currently invest in seventeen Underlying Funds, which have different investment objectives, investment policies and risks. YOU SHOULD REFER TO "UNDERLYING FUNDS INVESTED IN BY OUR SEPARATE ACCOUNT" FOR MORE INFORMATION ABOUT THE UNDERLYING FUNDS' INVESTMENT OBJECTIVES, AND TO THE PROSPECTUSES OF THE UNDERLYING FUNDS THAT ARE ATTACHED TO THIS PROSPECTUS.


  CHARGES UNDER YOUR POLICY
    ----------------------------------------------------------------------------

  We deduct several charges from the net assets of each Separate Account Fund. REFER TO "CHARGES AND DEDUCTIONS YOU WILL PAY". The charges include:

    o an administrative expense charge at an annual rate of 0.40% (except that currently the annual rate for the American Century VP Capital Appreciation Fund is 0.20% and the annual rate for the Funds that invest in the Fidelity Portfolios is 0.30%); and

    o a risk charge at an annual rate of 0.70% for assuming certain mortality risks under the Policies, and a charge at an annual rate of 0.15% for assuming certain expense risks under the Policies.

  We deduct certain monthly charges directly from your Account Balance. REFER TO "CHARGES AND DEDUCTIONS YOU
  WILL PAY". The monthly charges include:

    o an administrative expense charge of $2.00 if you have an Account Balance of $2,400 or more during the month, 1/12 of 1% of the Account Balance (which will be less than $2.00) if your Account Balance is less than $2,400 for that month, or $0 if your Account Balance is less than $300.

    o a cost of insurance charge to pay for the life insurance we provide under the Policy; and

    o  a deduction to pay the cost of any riders to your Policy.

  Cost of insurance rates will depend on the age of the insured person at the beginning of the most recent Policy Year and whether the insured person is in a standard or substandard premium class. For Policies without a Payroll Deduction Rider, the gender of the insured person will impact cost of insurance rates, with different rates for men and women. For Policies with a Payroll Deduction Rider, cost of insurance rates are unisex.

  EXPENSES OF THE UNDERLYING FUNDS. A Separate Account Fund's value is based on the shares it owns of the Underlying Fund. As a result, the investment management fees and other expenses the Underlying Funds pay will impact the value of the Separate Account Funds. You should refer to the attached prospectuses of the Underlying Funds for a complete description of their expenses and deductions from net assets.

     During 1998, the Underlying Funds incurred the following total operating expenses as a percentage of net assets:

  Mutual of America Investment Corporation Funds: Money Market -- .25%; Equity
     Index -- .125%; each of All America, Bond, Short-Term Bond, Mid-Term Bond and Composite -- .50%; and Aggressive Equity -- .85%. The expenses shown are management fees. The Funds' adviser voluntarily pays the Funds' operating expenses other than transaction costs and extraordinary expenses.


  Scudder Variable Life Portfolios: Capital Growth -- .50% (.46% management fee and .04% other expenses); Bond -- .57% (.48% management fee and .09% other expenses); International -- 1.04% (.87% management fee and .17% other expenses).

  Fidelity Portfolios: VIP Equity-Income -- .58% (.49% management fee and .09%
     other expenses); VIP II Contrafund -- .70% (.59% management fee and .11% other expenses); and VIP II Asset Manager -- .64% (.54% management fee and .10% other expenses).

  Calvert Social Balanced Portfolio -- .88% (.70% management fee and .18% other expenses).

  American Century VP Capital Appreciation Fund -- 1.00% as a management fee.
     The Fund's adviser pays its operating expenses other than transaction costs, fees of non-interested directors and extraordinary expenses.


  PARTIAL WITHDRAWALS AND SURRENDER OF POLICY; TRANSFERS OF ACCOUNT BALANCE
    ----------------------------------------------------------------------------

  You may make partial withdrawals of your Account Balance (minus any Policy Loans) or surrender the Policy and receive the Surrender Proceeds due under the Policy. You may take any of these actions prior to the Maturity Date of the Policy when the insured person is still living. We may take up to seven days following receipt of your withdrawal request to process the request and mail a check to you. REFER TO "ACCESS TO YOUR ACCOUNT BALANCE".

  You may transfer all or a portion of your Account Balance among the Investment Alternatives. REFER TO "ACCESS TO YOUR ACCOUNT BALANCE -- YOUR RIGHT TO TRANSFER AMONG INVESTMENT ALTERNATIVES".

  We currently do not assess a charge for transfers or withdrawals under the Policies. We reserve the right, however, to impose a charge for transfers or withdrawals in the future.


  YOUR RIGHT TO BORROW FROM THE POLICY
    ----------------------------------------------------------------------------

  You may borrow up to 95% of your Account Balance in the General Account, minus any existing Policy Loans. Each Policy Loan must be for at least $500, and you must assign the Policy to us as collateral. We will charge you interest on the Policy Loan, and we may change the interest rate from time to time. We deduct any Policy Loans from the amount otherwise due you upon the surrender or maturity of the Policy or from the death proceeds due upon the death of the insured person. REFER TO "ACCESS TO YOUR ACCOUNT BALANCE -- POLICY LOANS".


  HOW TO MAKE AN ALLOCATION CHANGE, TRANSFER, WITHDRAWAL, SURRENDER OR POLICY LOAN REQUEST
    ----------------------------------------------------------------------------

  IN WRITING. You may give instructions in writing on our forms for allocation changes, transfers of Account Balance among Investment Alternatives, partial withdrawals of Account Balance, surrender of the Policy and Policy Loans. REFER TO "HOW TO CONTACT US AND GIVE US INSTRUCTIONS".

  BY TELEPHONE OR INTERNET. Using a Personal Identification Number (PIN) we have assigned, you may call us at 1-800-468-3785 or use our Internet web site at www.mutualofamerica.com for certain transactions and information. REFER TO "HOW TO CONTACT US AND GIVE US INSTRUCTIONS".

  OUR HOME OFFICE, PROCESSING CENTER AND REGIONAL OFFICES. Our home office address is 320 Park Avenue, New York, New York 10022. The address for our Financial Transaction Processing Center, where you may send requests for allocation changes or transfers among Investment Alternatives, is 1150 Broken Sound Parkway NW, Boca Raton, FL 33487. You may check the address for the Regional Office that provides services for your Policy by calling 1-800-468-3785 or by visiting our web site at www.mutualofamerica.com.

  CONFIRMATION STATEMENTS. We will send you confirmation statements (which may be your quarterly statements) for your allocation changes and for your premiums, transfers and withdrawals of Account Balance and Policy

  Loans. You must promptly notify us of any error in a confirmation statement, or you will give up your right to have us correct the error. REFER TO "NOTICES, CONFIRMATION STATEMENTS AND REPORTS TO POLICYOWNERS".


  ACCELERATED BENEFIT FOR TERMINAL ILLNESS
    ----------------------------------------------------------------------------

  Depending on the laws of your state, an Accelerated Benefit may be available to you under your Policy or by rider to the Policy. Under this Benefit, you may receive a portion of the Death Proceeds that would be payable if the insured person died. The Accelerated Benefit is available only when the insured person is determined to have less than one year to live. We will deduct from the Accelerated Benefit an administrative fee of up to $250 at the time we pay the Benefit. REFER TO "ACCESS TO YOUR ACCOUNT BALANCE -- ACCELERATED BENEFIT FOR TERMINAL ILLNESS" AND "CHARGES AND DEDUCTIONS YOU WILL PAY -- ACCELERATED BENEFIT FEE".


  YOUR INITIAL RIGHT TO RETURN POLICY
    ----------------------------------------------------------------------------

  For a period of 10 days after you receive your Policy (or a longer period if required by applicable state law when you purchase a Policy by direct mail or as a replacement policy), you may return it and have your premiums returned. REFER TO "PURCHASE OF A POLICY -- POLICY ISSUE".


  FEDERAL TAX CONSIDERATIONS
    ----------------------------------------------------------------------------

  For purposes of Federal income taxation, you are treated as not receiving your Account Balance until you take a distribution from the Policy. As a consequence, you do not pay taxes on the investment income and interest credited to your Account Balance until you withdraw all or a portion of your Account Balance. This information about Federal taxation is based on our belief that a Policy we issue on a standard premium class basis should meet the Code's definition of a life insurance contract. There is less guidance available to determine whether a Policy issued on a substandard premium class basis would satisfy that definition.

  DISTRIBUTIONS UNDER THE POLICY. Your tax treatment for Policy withdrawals and loans depends on whether or not your Policy is a "Modified Endowment Policy".

  If your Policy is not a Modified Endowment Contract:

    o distributions are treated first as a return of investment (premiums) in the Policy and then a disbursement of taxable income;

    o  Policy Loans are not treated as distributions; and

    o neither distributions nor Policy Loans are subject to the 10% penalty tax.

  Your Policy may be treated as a special type of life insurance called a "Modified Endowment Contract", if the cumulative premiums you have paid are considered, under the Code, to be too large compared to the death benefit payable. The Code imposes an annual limit on premiums, calculated on a cumulative basis, that can be paid into a Policy during the first seven years, or during the seven years after a material change to the Policy.

  If your Policy is a Modified Endowment Contract:

    o all pre-death distributions, including Policy Loans, are treated first as a distribution of taxable income and then as a return of investment (premiums) in the Policy; and

    o if you have not reached the age of 59 1/2, a distribution usually is subject to a 10% penalty tax.

  If you send us a premium that would cause your Policy to become a Modified Endowment Contract, we will notify you. Our notice will state that unless you request a refund of the excess premium, your Policy will become a Modified Endowment Contract. REFER TO "FEDERAL TAX CONSIDERATIONS".

  DEATH BENEFITS. Your beneficiary receives death benefits payable under the Policy free from Federal income tax, except in limited circumstances. If you are the Policyowner and also the insured person, the death benefit amount will be included in your estate in most circumstances.

                              PURCHASE OF A POLICY


  POLICY ISSUE
    ----------------------------------------------------------------------------

  An applicant must submit to us a completed application for a Policy. The minimum Face Amount for a Policy is $25,000, except that the minimum Face Amount is $5,000 for any Policy with a Payroll Deduction Rider. We reserve the right to decline to issue a Policy with a Face Amount of more than $1 million.

  An employee participating in a Payroll Deduction Program may apply for insurance for his or her spouse and minor children, or the spouse and minor children may apply as owners of Policies. All Policies we issue in connection with a Payroll Deduction Program will have a Payroll Deduction Rider.

  Before issuing a Policy, we will require evidence of insurability satisfactory to us.

    o If the person to be insured is less than age 50 and the Policy would have a Face Amount of $100,000 or less, we ordinarily will determine insurability based on information from the application.

    o We usually will require a medical underwriting for a Policy with a Face Amount above $100,000 or if the person to be insured is age 50 or older.

  We may use outside sources to verify information contained in the application. A person who does not meet standard underwriting requirements still may be eligible to purchase a Policy, but we will increase the cost of insurance charges on the Policy to reflect the additional mortality risks we assume in insuring a person who is a "substandard risk". A person who is a "substandard risk" has a greater mortality risk based on unfavorable health characteristics.

  For applications under a Payroll Deduction Program, we may use group underwriting standards based on the nature of the employer's business and the percentage of employees participating in the Program. Group underwriting standards provide for guaranteed issue of a Policy in certain circumstances.


  We will issue a Policy following our determination of the insurability and rating class of the person to be insured and our approval of the application. The Policy generally will be effective on the date our underwriting requirements have been met and we receive the first scheduled premium payment. The Policy Specification Pages of your Policy will show the Policy Issue Date.

  RIGHT TO EXAMINE POLICY. You have a right to examine the Policy. If, for any reason, you are not satisfied with the Policy, you may cancel it by returning it to us within 10 days after you receive it, along with a written request for cancellation. Upon cancellation, we will refund any premiums that were paid on the Policy. Some states may require us to provide you with a longer period to examine the Policy. For example, you may have up to 30 days if you purchased the Policy in response to a direct mailing or the Policy is replacing another life insurance policy.


  BASIC DEATH BENEFIT PLAN
    ----------------------------------------------------------------------------

  In your application for a Policy, you will choose a Basic Death Benefit. You have the option of either a Face Amount Plan or a Face Amount Plus Plan. SEE "Insurance Benefits Upon Death of Insured Person".

  Under a Face Amount Plan:

    o  the death benefit generally will be the Face Amount, and

    o premiums you pay and increases in your Account Balance from investment performance of the Funds will reduce the amount for which we are "at risk" in providing insurance coverage and on which we impose cost of insurance charges (SEE "Charges and Deductions You Will Pay").

  Under a Face Amount Plus Plan:

    o the death benefit generally will be the Face Amount PLUS the Account Balance, and

    o premiums you pay and increases in your Account Balance from investment performance of the Funds will increase the death benefit while leaving unchanged the amount for which we are at risk and on which you must pay cost of insurance charges.

  CHANGE OF BASIC DEATH BENEFIT PLAN. You may request a change in your Basic Death Benefit plan. When we make the change, the Basic Death Benefit payable on the effective date of the change is the same as it would have been without the requested change, as follows:

    o if you have a Face Amount Plan, you can change it to a Face Amount Plus Plan, which will decrease your Policy's Face Amount by the amount of the Account Balance; and

    o if you have a Face Amount Plus Plan, you may be able to change it to a Face Amount Plan, which would increase your Policy's Face Amount by the amount of the Account Balance, except that we may require current evidence of insurability prior to approving a change from a Face Amount Plus Plan to a Face Amount Plan.

  A change in Basic Death Benefit plan will become effective as of the first Monthly Anniversary Day on or after we receive at our Processing Office your Written Request (which, in the case of a change that would increase your Policy's Face Amount, may include evidence acceptable to us of current insurability).


  SUPPLEMENTAL INSURANCE BENEFITS
    ----------------------------------------------------------------------------

  We may make one or more supplemental insurance benefits available by rider to your Policy, including ones providing accidental death coverage and coverage for children of an insured person. Currently, supplemental insurance benefits are available only for Policies with Payroll Deduction Riders. We will charge you a monthly fee for any supplemental insurance benefits you select. SEE "Charges and Deductions You Will Pay -- Supplemental Insurance Benefits Fee".

  Under an accidental death benefit rider, if the insured person dies as a result of an accidental bodily injury, we will pay an accidental death benefit equal to the initial Face Amount of the Policy, up to a maximum of $200,000.

  You may obtain insurance for all your unmarried dependent children between 14 days and 18 years of age under a children's term rider. After we have issued a rider we automatically insure each additional child when 14 days old at no increase in premium. Insurance continues to age 21 of the child or to age 65 of the primary insured, whichever is earlier. Upon reaching age 21, each covered child has the opportunity of purchasing $5,000 of life insurance for each $1,000 of children's term rider. For a Policy purchased when a child reaches age 21, we will charge premiums at our standard rates then in effect.


  CHANGES IN THE FACE AMOUNT OF YOUR POLICY
    ----------------------------------------------------------------------------

  From time to time, your life insurance needs may change. The Policy permits you to increase or decrease the Face Amount of your Policy in certain circumstances. To change your Face Amount, you must submit to our Processing Office a Written Request.


    o A change in Face Amount may not cause the Face Amount to be less than $25,000 ($5,000 for Policies with a Payroll Deduction Rider) and may not cause the Policy to cease to qualify as life insurance under the Code.

    o  We reserve the right to limit the amount of any increase or decrease.

    o  The current minimum for any requested change in Face Amount is $5,000.

  If the insured person is not living on the proposed effective date of a change, the change will not take effect. After a change in Face Amount, we will send you new Policy Specifications Pages to reflect the change. Certain reductions in Face Amount may cause your Policy to become a Modified Endowment Contract. SEE "Federal Tax Considerations".

  Your request for an increase in Face Amount must be accompanied by evidence satisfactory to us that the insured person is insurable. Cost of insurance charges on the additional Face Amount will be based on the insured person's premium class at the time of the increase. An increase in Face Amount will be effective only if and when we expressly approve it.

  The effective date of a decrease in Face Amount will be the first Monthly Anniversary Day on or after the date we receive your request. A decrease in Face Amount will first reduce any prior increases in Face Amount, in reverse of the order in which they occurred (in other words, the most recent Face Amount increase will be the first reduced), and then will reduce the original Face Amount.
                               PAYMENT OF PREMIUMS



  SCHEDULED PREMIUMS
    ----------------------------------------------------------------------------

  For your convenience, we will specify a "scheduled premium" to be paid at intervals you select in your application. We will send you notices of when you should pay scheduled premiums, unless you have authorized withdrawals from your bank or other account to pay scheduled premiums or your Policy has a Payroll Deduction Rider. If your Policy does not have a Payroll Deduction Rider, your scheduled premium must be at least $50.

  If your Policy has a Payroll Deduction Rider:

    o  there is no minimum amount of scheduled premiums;

    o on each of your pay dates, scheduled premiums for each Policy you own and, if applicable, each Policy owned by your spouse and minor children, will be deducted from your payroll amount; and

    o if your employer's participation in a Payroll Deduction Program ends or you terminate employment with the employer, we will require scheduled premiums to be paid not more frequently than monthly.

  We will advise you prior to Policy issuance whether or not the payment of proposed scheduled premiums for your Policy would cause the Policy to be a Modified Endowment Contract. SEE "Federal Tax Considerations". We permit you to pay scheduled premiums, even if the payment would increase the Basic Death Benefit as a result of the Corridor Percentages described below. SEE "Insurance Benefits Upon Death of Insured Person."

  CHANGES IN SCHEDULED PREMIUMS. You ordinarily may change the amount or timing of your scheduled premiums at any time. You may skip or reduce scheduled premiums, but the amount of any scheduled premiums you pay must be at least equal to the minimum for your Policy. We will require evidence of insurability for an increase in scheduled premiums when the increase would increase your Policy's Basic Death Benefit. SEE "Insurance Benefits Upon Death of Insured Person" below.

  EFFECT OF PAYING SCHEDULED PREMIUMS. Your failure to pay one or more scheduled premiums will not necessarily cause your Policy to lapse; timely payment of all scheduled premiums will not assure that your Policy will continue in force. Whether your Policy continues in force or lapses does not depend on whether scheduled premiums have been made, but instead on whether on each Monthly Anniversary Day, your Account Balance is sufficient to permit the deduction of all charges due on that day. SEE "Lapse and Reinstatement" below.


  UNSCHEDULED PREMIUMS
    ----------------------------------------------------------------------------

  You ordinarily may pay unscheduled premiums of at least $50 at any time, but you may not pay more than $10,000 in unscheduled premiums during any Policy Year (premiums in addition to the amount of scheduled premiums for that Year). We will require evidence of insurability if the unscheduled premium would increase the Policy's Basic Death Benefit. SEE "Insurance Benefits Upon Death of Insured Person" below.


  LIMITATION ON PREMIUMS
    ----------------------------------------------------------------------------

  We will refuse to accept and will return to you premium payments, or any portion thereof, (whether scheduled or unscheduled) that would cause your Policy to lose its status as a life insurance policy under the Code. SEE "Federal Tax Considerations".

  ALLOCATION OF PREMIUMS
    ----------------------------------------------------------------------------

  You may allocate your premium among the Investment Alternatives. The Mid-Cap Equity Index Fund may not be available to Policyowners in all states, due to insurance department regulatory filings.

  You may tell us how to allocate your premium by sending us instructions with the premium. If you do not send instructions, or we receive the premium for a Policy with a Payroll Deduction Rider, we will allocate the premium on the basis of your allocation request currently on file at our home office. Your request for allocation must specify the percentage, in any whole percentage from 0% to 100%, of each premium to be allocated to each of the Investment Alternatives.

  You may change the allocation instructions for future premiums, at any time. You should periodically review your allocations in light of market conditions and your financial needs. A change in allocation will be effective when we have received it and had the opportunity to act on your request.


  DOLLAR COST AVERAGING
    ----------------------------------------------------------------------------

  We offer a Dollar Cost Averaging program that allows you to authorize automatic monthly transfers of a specified percentage or dollar amount from the General Account to any of the Separate Account Funds. Each transfer under the Dollar Cost Averaging program must be at least $100, and you must schedule at least 12 transfers. We may discontinue the program at any time. Your participation in the Dollar Cost Averaging program will automatically end if your Account Balance in the General Account, minus any outstanding Policy Loans, is insufficient to support the next scheduled transfer. You may request termination of participation in the program at any time. We do not charge you a fee for participating in our Dollar Cost Averaging program.


  Dollar cost averaging generally reduces the risk of purchasing at the top of a market cycle. This effect occurs from investing over a period of time instead of investing only on one day. Your average cost of purchasing Accumulation Units in the Separate Account Funds is reduced to less than the average value of the Units on the same purchase dates, because you are credited with more Units when the Unit values are lower than when Unit values are higher. Dollar cost averaging does not assure you of a profit, nor does it protect against losses in a declining market.


  POLICY LAPSE AND REINSTATEMENT
    ----------------------------------------------------------------------------

  If our deduction of monthly charges when due would result in your Account Balance, minus any outstanding Policy Loans, being less than zero, a 61-day "grace period" will begin. The Policy will remain in effect during the grace period. If the insured person dies during the grace period, any Death Proceeds due will be reduced by the amount of any overdue monthly deduction.


  We will mail a notice to you and any assignee on our records, informing you of when the grace period will expire and the minimum amount of premium payment that must be paid prior to the end of the grace period in order to prevent the Policy from lapsing. If we do not receive payment in our Processing Office prior to the expiration of the grace period, the Policy will lapse and have no value.

  You can reinstate a lapsed Policy during the insured person's lifetime if all of the following conditions are met:

  (a) The Policy lapsed because the grace period ended without the required payment having been made.

  (b) The Policy is reinstated within three years of the end of the grace period.

  (c) The Policy has not been surrendered.

  (d) We receive from you evidence that the insured person is insurable by our standards.

  (e) You pay, at time of reinstatement, premiums sufficient to keep the Policy in effect for at least two months.

  (f) You pay any insurance charges not paid during the grace period.

  (g) We approve the reinstatement in accordance with our established guidelines for reinstatement.

  Reinstatement of a lapsed Policy will become effective on the date we approve it. The Account Balance on the effective date of reinstatement will be whatever the premium paid at such time will provide. We base cost of insurance charges subsequent to a reinstatement upon the insured person's premium class as of the reinstatement rather than his or her premium class when we initially issued the Policy.

              UNDERLYING FUNDS INVESTED IN BY OUR SEPARATE ACCOUNT


  Below are summaries of the Underlying Funds' investment objectives and certain investment policies. The Underlying Funds sell their shares to the separate accounts of insurance companies and do not offer them for sale to the general public. You will find more detailed information about the Underlying Funds in their current prospectuses, which are attached to this Prospectus. You should read each prospectus for a complete evaluation of the Underlying Funds, their investment objectives, principal investment strategies and the risks related to those strategies.


  EQUITY INDEX FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The investment objective of the Equity Index Fund is to provide investment results that correspond to the performance of the Standard & Poor's Composite Index of 500 Stocks (the S&P 500 INDEX(R)). The Fund invests primarily in common stocks that are included in the S&P 500 Index.


  ALL AMERICA FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The investment objective of the All America Fund is to outperform the S&P 500 Index, by investing in a diversified portfolio primarily common stocks.

  The Fund invests approximately 60% of its assets (the INDEXED ASSETS) to provide investment results that correspond to the performance of the S&P 500 Index. The Fund invests the remaining approximately 40% of its assets (the ACTIVE ASSETS) to seek to achieve a high level of total return, through both appreciation of capital and, to a lesser extent, current income, by means of a diversified portfolio of primarily common stocks with a broad exposure to the market.


  MID-CAP EQUITY INDEX FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The investment objective of the Mid-Cap Equity Index Fund is to provide investment results that correspond to the performance of the S&P MidCap 400 Index(R). The Fund invests primarily in common stocks that are included in the S&P MidCap 400 Index.


  AGGRESSIVE EQUITY FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The investment objective of the Aggressive Equity Fund is capital appreciation, by investing approximately 50% of its assets in companies believed to possess above-average growth potential and approximately 50% of its assets in companies believed to possess valuable assets or whose securities are undervalued in the marketplace in relation to factors such as the company's assets, earnings or growth potential. In utilizing the investment styles of growth and value stock selection, the Adviser anticipates that the percentage of the Fund's assets in either category will range between 40% and 60%.


     ----------
 * "Standard & Poor's," "S&P," "S&P 500" and "S&P MidCap 400" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Investment Company. Standard & Poor's does not sponsor, endorse, sell or promote the Equity Index Fund, All America Fund or Mid-Cap Equity Index Fund. It has no obligation or liability for the sale or operation of the Funds and makes no representations as to the advisability of investing in the Funds.

  COMPOSITE FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The investment objective of the Composite Fund is to achieve as high a total rate of return, through both appreciation of capital and current income, as is consistent with prudent investment risk by means of a diversified portfolio of publicly-traded common stocks, debt securities and money market instruments. The Fund seeks to achieve long-term growth of its capital and increasing income by investments in common stock and other equity-type securities, and a high level of current income through investments in publicly-traded debt securities and money market instruments.


  BOND FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The primary investment objective of the Bond Fund is to provide as high a level of current income over time as is believed to be consistent with prudent investment risk. A secondary objective is preservation of capital.

  The Bond Fund seeks to achieve its objective by investing primarily in investment grade, publicly-traded debt securities, such as bonds, U.S. Government and agency securities, including mortgage-backed securities, and zero coupon securities.


  MID-TERM BOND FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The primary investment objective of the Mid-Term Bond Fund is to provide as high a level of current income over time as is believed to be consistent with prudent investment risk. A secondary objective is preservation of capital. The average maturity of the Fund's securities holdings will be between three and seven years.

  The Mid-Term Bond Fund seeks to achieve its objective by investing primarily in investment grade, publicly-traded debt securities, such as bonds, U.S. Government and agency securities, including mortgage-backed securities, and zero coupon securities.


  SHORT-TERM BOND FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The primary investment objective of the Short-Term Bond Fund is to provide as high a level of current income over time as is believed to be consistent with prudent investment risk. A secondary objective is preservation of capital. The average maturity of the Fund's securities holdings will be between one and three years.

  The Short-Term Bond Fund seeks to achieve its objective by investing primarily in investment grade, publicly-traded debt securities, such as bonds, U.S. Government and agency securities, including mortgage-backed securities, and in money market instruments.


  MONEY MARKET FUND OF THE INVESTMENT COMPANY
    ----------------------------------------------------------------------------

  The investment objective of the Money Market Fund is the realization of high current income to the extent consistent with the maintenance of liquidity, investment quality and stability of capital.

  The Money Market Fund invests only in money market instruments and other short-term securities. Neither the Federal Deposit Insurance Corporation nor any other U.S. Government agency insures or guarantees investments by the Separate Account in shares of the Money Market Fund.


  FIDELITY VIP EQUITY-INCOME PORTFOLIO
    ----------------------------------------------------------------------------

  The investment objective of the Equity-Income Portfolio is reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield that exceeds the composite yield on the securities comprising the S&P 500 Index.

  FIDELITY VIP II CONTRAFUND PORTFOLIO
    ----------------------------------------------------------------------------

  The investment objective of the Contrafund Portfolio is capital appreciation. It seeks to increase the value of an investment in the Portfolio over the long term by investing in securities of companies whose value its adviser believes is not fully recognized by the public. These securities may be issued by domestic or foreign companies and many may not be well known. The Portfolio normally invests primarily in common stocks.


  FIDELITY VIP II ASSET MANAGER PORTFOLIO
    ----------------------------------------------------------------------------

  The investment objective of the Asset Manager Portfolio is high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term and money-market instruments.

  The Portfolio's adviser normally allocates the Portfolio's assets among the three asset classes within the following investment parameters: 0-50% in short-term/money market instruments; 20-60% in bonds; and 30-70% in stocks. The expected "neutral mix", which the Portfolio's adviser would expect over the long term, is 10% in short-term/money market instruments, 40% in bonds and 50% in stocks.


  SCUDDER CAPITAL GROWTH PORTFOLIO
    ----------------------------------------------------------------------------

  The investment objective of Scudder Capital Growth Portfolio is to maximize long-term capital growth through a broad and flexible investment program.

  The Portfolio invests in marketable securities, principally common stocks and, consistent with its objective of long-term capital growth, preferred stocks. The Portfolio may invest up to 25% of its assets in short-term debt instruments, depending on market and economic conditions.


  SCUDDER BOND PORTFOLIO
    ----------------------------------------------------------------------------

  The investment objective of the Scudder Bond Portfolio is to invest for a high level of income consistent with a high quality portfolio of debt securities.

  To attempt to achieve its objective, the Portfolio invests principally in investment grade bonds, including those issued by the U.S. Government and its agencies and by corporations, and other notes and bonds paying high current income. The Portfolio may invest up to 20% of its assets in non-investment grade debt securities.


  SCUDDER INTERNATIONAL PORTFOLIO
    ----------------------------------------------------------------------------

  The investment objective of the Scudder International Portfolio is long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

  The Portfolio invests primarily in equity securities of established companies that do business primarily outside the United States and that are listed on foreign exchanges. In the event of exceptional conditions abroad, the Portfolio may temporarily invest all or a portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in Canada or the United States.


  AMERICAN CENTURY VP CAPITAL APPRECIATION FUND
    ----------------------------------------------------------------------------

  The investment objective of the American Century VP Capital Appreciation Fund is capital growth by investing primarily in common stocks that meet certain fundamental and technical standards of selection and have, in the opinion of the Fund's manager, better-than-average prospects for appreciation.


  CALVERT SOCIAL BALANCED PORTFOLIO
    ----------------------------------------------------------------------------

  The investment objective of Calvert Social Balanced Portfolio is to achieve a competitive total return through an actively managed non-diversified portfolio of stocks, bonds and money market instruments that offer income and capital growth opportunity and satisfy the social concern criteria established for the Portfolio.

  SHARED AND MIXED FUND ARRANGEMENTS. Shares of the Fidelity Portfolios, the Scudder Portfolios, the American Century VP Capital Appreciation Fund and the Calvert Social Balanced Portfolio (together, the SHARED FUNDS) currently are available to the separate accounts of a number of insurance companies. Shares of Mutual of America Investment Corporation and shares of certain of the Shared Funds (together, the MIXED FUNDS) currently are available to separate accounts for both variable annuity and variable life insurance products.

  The Board of Directors (or Trustees) of each Shared and Mixed Fund is responsible for monitoring that Fund for the existence of any material irreconcilable conflict between the interests of participants in all separate accounts that invest in the Fund. The Board must determine what action, if any, the Fund should take in response to an irreconcilable conflict. If we believe that a response does not sufficiently protect our Policyowners, we will take appropriate action, and we may modify or reduce the Investment Alternatives available to you.


  INVESTMENT ADVISERS FOR THE UNDERLYING FUNDS
    ----------------------------------------------------------------------------

  MUTUAL OF AMERICA INVESTMENT CORPORATION: The Investment Company receives investment advice from Mutual of America Capital Management Corporation (the ADVISER), an indirect wholly-owned subsidiary of Mutual of America. For the Active Assets of the All America Fund, the Adviser has entered into subadvisory agreements with Palley-Needelman Asset Management, Inc., Oak Associates, Ltd. and Fred Alger Management, Inc. Each of these subadvisers provides investment advice for approximately 10% of the All America Fund's assets.


  SCUDDER VARIABLE LIFE INVESTMENT FUND: The Scudder Capital Growth, Bond and International Portfolios receive investment advice from Scudder Kemper Investments, Inc.


  FIDELITY PORTFOLIOS: The Equity-Income Portfolio, Contrafund Portfolio and Asset Manager Portfolio receive investment advice from Fidelity Management & Research Company.


  CALVERT SOCIAL BALANCED PORTFOLIO: The Portfolio receives investment advice from Calvert Asset Management Company, Inc., which has entered into a subadvisory agreement with NCM Capital Management Group, Inc. for the equity portion of the Portfolio.


  AMERICAN CENTURY VP CAPITAL APPRECIATION FUND: The Fund receives investment advice from American Century Investment Management, Inc.

               YOUR ACCOUNT BALANCE IN THE SEPARATE ACCOUNT FUNDS



  ACCUMULATION UNITS IN SEPARATE ACCOUNT FUNDS
    ----------------------------------------------------------------------------

  We use Accumulation Units to represent Account Balances in each Separate Account Fund. We separately value the Accumulation Unit for each Fund of the Separate Account.

  We determine your Account Balance in the Separate Account as of any Valuation Day by multiplying the number of Accumulation Units credited to you in each Fund of the Separate Account by the Accumulation Unit value of that Fund at the end of the Valuation Day.

  Investment experience by the Separate Account Funds does not impact the number of Accumulation Units credited to your Account Balance. The value of an Accumulation Unit for a Fund, however, will change as a result of the Fund's investment experience, in the manner described below.



  CALCULATION OF ACCUMULATION UNIT VALUES
    ----------------------------------------------------------------------------

  We determine Accumulation Unit values for the Funds as of the close of business on each Valuation Day (generally at the close of the New York Stock Exchange). A Valuation Period is from the close of a Valuation Day until the close of the next Valuation Day.

  The dollar value of an Accumulation Unit for each Fund of the Separate Account will vary from Valuation Period to Valuation Period. The changes in Accumulation Unit values for the Separate Account Funds will reflect:

    o changes in the net asset values of the Underlying Funds, depending on the investment experience and expenses of the Underlying Funds, and

    o Separate Account charges under the Policies, with the annual rates calculated as a daily charge. (SEE "Charges and Deductions You Will Pay".)



  ACCUMULATION UNIT VALUES FOR TRANSACTIONS
    ----------------------------------------------------------------------------

  When you allocate premiums to a Separate Account Fund or transfer any Account Balance to a Fund, we credit Accumulation Units to your Account Balance. When you withdraw or transfer any Account Balance from a Separate Account Fund, we cancel Accumulation Units from your Account Balance.

  The Accumulation Unit value for a transaction is the Unit value for the Valuation Period during which we receive the premium or request. As a result, we will effect the transaction at the Accumulation Unit value we determine at the NEXT CLOSE of a Valuation Day (generally the close of the New York Stock Exchange on that business day).

  We calculate the number of Accumulation Units for a particular Fund by dividing the dollar amount you have allocated to, or withdrawn from, the Fund during the Valuation Period by the applicable Accumulation Unit value for that Valuation Period. We round the resulting number of Accumulation Units to two decimal places.

                              OUR GENERAL ACCOUNT



  SCOPE OF PROSPECTUS
    ----------------------------------------------------------------------------

  This Prospectus serves as a disclosure document for the variable, or Separate Account, interests under the Policies. We have not registered the Policies under the Securities Act of 1933 for allocations to the General Account, nor is the General Account registered as an investment company under the 1940 Act. The staff of the Commission has not reviewed the disclosures in this Prospectus that relate to the General Account. Disclosures regarding the fixed portion of the Policies and the General Account, however, generally are subject to certain provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.



  GENERAL DESCRIPTION
    ----------------------------------------------------------------------------

  Amounts that you allocate to the General Account become part of our general assets. Our General Account supports our insurance and annuity obligations. The General Account consists of all of our general assets, other than those in the Separate Account and other segregated asset accounts.

  We bear the full investment risk for all amounts that Policyowners allocate to the General Account. We have sole discretion to invest the assets of the General Account, subject to applicable law. Your allocation of Account Balance to the General Account does not entitle you to share in the investment experience of the General Account.

  We guarantee that we will credit interest to Policyowners' Account Balances in the General Account at an effective annual rate of at least 3%. In our sole discretion, we may credit a higher rate of interest to Account Balances in the General Account, although WE ARE NOT OBLIGATED TO CREDIT INTEREST IN EXCESS OF 3% PER YEAR. Your initial Policy Specification Pages will show the initial current interest rate, and we will send you notice when we change the current rate. We credit interest daily and compound it annually. The interest rates may be different for your Account Balance in the General Account representing borrowed and unborrowed amounts under your Policy. SEE "Access to Your Account Balance -- Policy Loans".



  TRANSFERS AND WITHDRAWALS
    ----------------------------------------------------------------------------

  You may transfer any portion of your Account Balance to or from the General Account and may withdraw any portion of your Account Balance from the General Account, except that you may not withdraw from the General Account the amount of any Policy Loans you have outstanding. SEE "Your Right to Transfer Among Investment Alternatives" and "Policy Loans" under "Access to Your Account Balance" below. We have the right to delay transfers and withdrawals from the General Account for up to six months following the date that we receive the transaction request.

                         ACCESS TO YOUR ACCOUNT BALANCE


  You may obtain all or part of your Account Balance by surrendering your Policy, by making a partial withdrawal from your Policy or by taking a Policy Loan. You also may transfer all or any part of your Account Balance among the available Investment Alternatives. If the insured person has a terminal illness, you may be eligible to obtain an Accelerated Benefit payment, as described below. Certain of these transactions may have tax consequences, and some transactions may cause your Policy to become a Modified Endowment Contract. SEE "Federal Tax Considerations" below.


  SURRENDER OF POLICY
    ----------------------------------------------------------------------------

  You may surrender your Policy and obtain the Surrender Proceeds at any time prior to the Maturity Date. Surrender Proceeds equal your Account Balance minus any Policy Loans you have outstanding at the time of surrender. To surrender your Policy, you must submit the Policy and a Written Request to our Processing Office, and the insured person must be alive on the surrender date. We will calculate the Surrender Proceeds as of the Valid Transaction Date of the surrender, and all insurance benefits under your Policy will then cease.


  PARTIAL WITHDRAWALS OF ACCOUNT BALANCE
    ----------------------------------------------------------------------------

  You may withdraw any portion of your Account Balance (before the death of the insured person). A partial withdrawal must be in an amount of at least $500, may not reduce the Account Balance to less than $100, and cannot exceed the Account Balance minus any Policy Loans. We reserve the right to limit the number of partial withdrawals in one Policy Year, although we do not currently impose a limit.

  A partial withdrawal will affect both your Account Balance and the amount of your Basic Death Benefit.

    o If you have a Face Amount Plan, we will reduce both your Account Balance and your Face Amount by the amount of any withdrawal, and we will send you revised Policy Specification Pages reflecting the Face Amount decrease. The reduction in amount of insurance due to a withdrawal generally will be applied in the order of the effective dates of such amounts of insurance, the most recent first. We will not permit a partial withdrawal that would reduce the Face Amount below the minimum for the Policy.

    o If you have a Face Amount Plus Plan, we will reduce your Account Balance by the amount of the withdrawal.


  YOUR RIGHT TO TRANSFER AMONG INVESTMENT ALTERNATIVES
    ----------------------------------------------------------------------------

  You may transfer all or a portion of your Account Balance among Funds of the Separate Account, and between the Separate Account and the General Account. There are no tax consequences to you for transfers among Investment Alternatives. We currently do not impose a charge for transfers, but we reserve the right to impose a transfer charge in the future. SEE "How to Contact Us and Give Us Instructions -- Requests by Telephone or Internet" below.


  HOW TO TELL US AN AMOUNT FOR TRANSFERS OR PARTIAL WITHDRAWALS
    ----------------------------------------------------------------------------

  To tell us the amount of your Account Balance to transfer or withdraw, you may specify to us:


    o  the dollar amount to be taken from each Investment Alternative,

    o for Separate Account Funds, the number of Accumulation Units to be transferred or withdrawn, or

    o the percentage of your Account Balance in a particular Investment Alternative to be transferred or withdrawn.

  For transfers, you also must specify the Investment Alternative(s) to which you are moving the transferred amount. You should use the form we provide to give us instructions. Your request for a transfer or withdrawal is not binding on us until we receive all information necessary to process your request.


  POLICY LOANS
    ----------------------------------------------------------------------------

  You may request a Policy Loan only on your Account Balance in the General Account. You will pay interest on the Policy Loan, but the amount we hold in the General Account as collateral for your Policy Loan will accrue interest at a rate equal to the interest you pay on the Policy Loan minus 2%.

  We will grant you a Policy Loan if you meet all of the following conditions.

    o  We receive at our Processing Office your Written Request for a loan.

    o The amount of the requested loan is 95% or less of your Account Balance in the General Account minus any existing Policy Loans you have.

    o  The amount of the requested loan is at least $500.

    o  The sole security for the loan will be the Policy.

    o  You have assigned the Policy to us in a form acceptable to us.

    o  Your Policy is in effect.

  The interest rate on a Policy Loan will be the maximum interest rate that we can charge under applicable law, and the rate will change from time to time. The maximum interest rate is the greater of:

    o  our guaranteed rate of interest (3% per annum) plus 1% per year, or

    o the "Published Monthly Average" for the calendar month ending two months before the date on which the rate is determined. The Published Monthly Average is the Term Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc., or any successor thereto or, if that Moody's average is no longer published, a substantially similar average, as established by insurance regulation in the jurisdiction in which the Policy is delivered.

  A new interest rate for Policy Loans will be effective beginning on the next January 1 following a change in the maximum rate.

    o We determine the maximum rate of interest on Policy Loans on each December 1 after the Policy is issued.

    o We may increase the Policy Loan interest rate whenever the maximum interest rate increases by 0.5% or more a year.

    o We will reduce the Policy Loan interest rate whenever the maximum interest rate decreases by 0.5% or more a year.

  We will notify you, and any assignee on our records:

    o at the time you take a Policy Loan, of the initial rate of interest on that loan, and

    o at least 28 days before an interest rate increase, of the terms of that increase.

  We will include in each notice the substance of the Policy provisions permitting an adjustable maximum interest rate, and we will specify the frequency of interest rate determinations, as permitted by law.

  Interest on Policy Loans accrues daily. Interest is due and payable at the end of the Policy Month in which the loan is made and at the end of each following Policy Month. Any interest that you do not pay when due becomes part of the Policy Loan and increases the loan amount outstanding.

  If your Policy Loans exceed your Account Balance on any Monthly Anniversary Day, the grace period provisions of your Policy will apply. We will notify you of the minimum payment you will have to make to prevent the

  Policy from lapsing at the end of the grace period. SEE "How to Purchase a Policy and Pay Premiums -- Policy Lapse and Reinstatement". Depending on the percentage of your Account Balance that you request as a Policy Loan, by taking a Loan you will increase the possibility of lapsing the Policy and incurring adverse tax consequences. SEE "Federal Tax Considerations -- Tax Treatment of Policy Benefits and Access of Account Balance".

  We will not terminate your Policy in a Policy Year solely as the result of a change in the interest rate on a Policy Loan during the Policy Year, or in other words if the Policy Loans exceed your Account Balance only because we increased the interest rate due on Policy Loans. We will maintain coverage during that Policy Year until the time at which the Policy otherwise would have terminated if there had been no interest rate change during that Policy Year.

  You can repay Policy Loans in part or in full at any time if the insured person is living and your Policy is in effect. If you do not repay a Policy Loan, we will deduct the Policy Loan from your Surrender Proceeds or Maturity Proceeds or from the Death Proceeds we pay to your beneficiary(ies).


  ACCELERATED BENEFIT FOR TERMINAL ILLNESS
    ----------------------------------------------------------------------------

  You may be eligible, under the terms of your Policy or a rider to your Policy, to receive a lump-sum Accelerated Benefit, when the insured person is determined to have a terminal illness (a state of health where the insured person's life expectancy is 12 months or less). We will deduct a fee when we pay the Accelerated Benefit. SEE "Charges and Deductions You Will Pay -- Accelerated Benefit Fee".

  The amount of the Accelerated Benefit will be the LESSER OF:

    o  $200,000, or

    o the present value (discounted for a one-year period) of 50% of the Death Proceeds that would be payable upon the Valid Transaction Date as of which the Accelerated Benefit is calculated.

  The interest rate we use in discounting the Accelerated Benefit will not be more than THE GREATER OF:

    o the current yield on 90-day U.S. treasury bills on the Valid Transaction Date, or

    o  the then-current maximum rate of interest on Policy Loans.


  For the Accelerated Benefit to be payable, the following requirements must be met.

  (a) We must receive at our Processing Office:

    o  the Policy or, if applicable, the Accelerated Benefit rider;

    o  your Written Request for payment of the Accelerated Benefit;

    o the Written Consent of all irrevocable beneficiaries, if any, under the Policy; and

    o  evidence satisfactory to us of the insured person's terminal illness.

  (b) The Policy must be in force on the date of your request and must not have been assigned, other than to us as security for a Policy Loan.

  (c) The insured person's terminal illness must not be a consequence of intentionally self-inflicted injuries.


  If the insured person dies before we pay a requested Accelerated Benefit, we will instead pay the Death Proceeds to the beneficiary in accordance with the Policy.


  The required evidence of terminal illness may include, but is not limited to:

  (a) a certification of state of health by a licensed physician who:

    o  has examined the insured person,

    o  is qualified to provide that certification, and

    o is neither the Policyowner, the insured person, nor a family member of either; and

  (b) a second opinion or examination by a physician we designate, which will be at our expense.

  After we make an Accelerated Benefit payment, your Policy will continue in force, but amounts otherwise payable under the Policy and any riders to it will be reduced.

    o The amounts will decrease by the percentage of the Death Proceeds "accelerated" under the Accelerated Benefit. We calculate the percentage by dividing the Accelerated Benefit by the Death Proceeds at the Valid Transaction Date. We reduce the Policy's Face Amount, Account Balance, Policy Loans and any Proceeds payable after the Accelerated Benefit payment by that percentage.

    o We will base subsequent premiums and cost of insurance charges under the Policy on the Account Balance and Face Amount that are in effect after the payment of the Accelerated Benefit.


  MATURITY BENEFIT
    ----------------------------------------------------------------------------

  The Maturity Date for a Policy occurs when the insured person attains the age of 100. If on the Maturity Date the insured person is living and the Policy is still in effect, the Maturity Proceeds become payable. The Maturity Proceeds are equal to your Account Balance, minus any Policy Loans and unpaid monthly deductions.

  We will pay Maturity Proceeds in one lump sum, unless you have selected an optional payment plan for the Proceeds. A lump sum payment will include interest from the Maturity Date to the date of payment.

  The minimum amount of each payment under any optional payment plan is $100. Once we have begun making payments under any of these optional payment plans, the payment plan may not be changed.

  The payment plans available for Maturity Proceeds are the same as those available for Death Proceeds. SEE "Insurance Benefits Upon Death of Insured Person -- Payment Options".


  WHEN WE MAY POSTPONE PAYMENTS
    ----------------------------------------------------------------------------

  We will pay any amounts due from the Separate Account for a partial withdrawal, death benefit or surrender and will transfer any amount from the Separate Account to the General Account, within seven days, unless:

    o The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on that Exchange is restricted as determined by the Commission; or

    o The Commission by order permits postponement for the protection of Policyowners; or

    o An emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets.

                INSURANCE BENEFITS UPON DEATH OF INSURED PERSON



  DEATH PROCEEDS
    ----------------------------------------------------------------------------

  When we receive due proof of the death of the insured person (while the Policy is in effect), the Death Proceeds become payable to the beneficiary. We calculate the Death Proceeds as of the date of the insured person's death. The beneficiary(ies) should provide us with written proof of death as soon as is reasonably possible.

  The Death Proceeds under a Policy are equal to:

    o the Basic Death Benefit, plus any insurance benefits payable under any riders to the Policy, MINUS

    o the sum of any Policy Loans and unpaid monthly deductions before the death of the insured person.


  BASIC DEATH BENEFIT
    ----------------------------------------------------------------------------

  Your Policy has as its Basic Death Benefit plan either a Face Amount Plan or a Face Amount Plus Plan. SEE "Basic Death Benefit Plan" under "How to Purchase a Policy and Pay Premiums".

  The Face Amount Plan provides a fixed death benefit, because the Basic Death Benefit is the Face Amount (unless the Corridor Percentage applies). The Face Amount Plus Plan provides a variable death benefit, because your Account Balance, which is a factor in the amount of the death proceeds due, will vary.


  Under the Face Amount Plan, the Basic Death Benefit will be the GREATER of


    o  the Policy's Face Amount on the date of the insured person's death, or

    o the Policy's Account Balance on the date of the insured person's death multiplied by the appropriate Corridor Percentage from the Corridor Percentage Chart set forth below.


  Under the Face Amount Plus Plan, the Basic Death Benefit will be the
  GREATER of

    o the Face Amount on the date of the insured person's death plus the Account Balance on that date, or

    o the Account Balance on the date of the insured person's death multiplied by the appropriate Corridor Percentage from the Corridor Percentage Chart set forth below.


  CORRIDOR PERCENTAGES
    ----------------------------------------------------------------------------

  Corridor Percentages are based upon the age of the insured person at the date of death. The purpose of the Corridor Percentages is to ensure that a Policy will qualify as life insurance under the Code, at the time the insured person dies.

  The Corridor Percentages require us to provide a death benefit that is greater than the Account Balance, or in other words to maintain an amount for which we are "at risk", until the insured person reaches age 95. The percentages shown below reflect requirements under the Code, and we reserve the right to change them if the Code is revised.

                           CORRIDOR PERCENTAGE CHART


 ATTAINED    CORRIDOR      ATTAINED    CORRIDOR        ATTAINED     CORRIDOR
    AGE     PERCENTAGE        AGE     PERCENTAGE         AGE       PERCENTAGE
---------- ------------   ---------- ------------   ------------- -----------
    0-40      250%           54         157%             68          117%
      41       243           55          150             69           116
      42       236           56          146             70           115
      43       229           57          142             71           113
      44       222           58          138             72           111
      45       215           59          134             73           109
      46       209           60          130             74           107
      47       203           61          128          75 to 90        105
      48       197           62          126             91           104
      49       191           63          124             92           103
      50       185           64          122             93           102
      51       178           65          120             94           101
      52       171           66          119        95 or older       100
      53       164           67          118

  PAYMENT OPTIONS
    ----------------------------------------------------------------------------

  We will pay Death Proceeds in one lump sum, unless you selected an optional payment plan for the Proceeds or the beneficiary selects an optional payment plan. A lump sum payment will include interest from the date of death to the date of payment, at the rate of interest we are then crediting for amounts under the Interest Payments plan described below.

  You may choose an optional payment plan for all or any part of Death Benefit Proceeds that will become payable under your Policy, and you may modify your selection from time to time, when the insured person is living. The minimum amount of each payment under any optional payment plan is $100.

  If you change a beneficiary, your previous selection of an optional payment plan will no longer be in effect unless you make a Written Request that it continue. You must send a choice or change of optional payment plan in writing to our Processing Office.

  Once the Proceeds are applied under any of the optional plans, the payments are not affected by the investment experience of any Separate Account Fund. In addition, the beneficiary may not change the form of payment plan once we have begun making payments.

  The optional payment plans available under the Policy are:

  INTEREST PAYMENTS PLAN. We hold the Proceeds and pay interest to the payee at an effective rate of at least 3% compounded yearly. We will pay the principal amount to the payee after the term of years specified when the Interest Payment plan is elected.

  LIFE PAYMENTS PLAN. We make equal monthly payments for a guaranteed minimum period to a payee, who must be a natural person for whom we have been provided written proof of the date of birth. If the payee lives longer than the minimum period, payments will continue for the lifetime of the payee. The minimum period can be either ten years or until the sum of the payments equals the amount of Proceeds applied under this plan. If the payee dies before the end of the guaranteed period, we will discount the amount of remaining guaranteed payments for the minimum period at an effective rate of 3% compounded yearly. We will pay the discounted amount in one lump sum to the payee's estate, unless otherwise provided.

  PAYMENTS FOR A FIXED PERIOD PLAN. We make payments for a period of no more than 25 years in annual, semi-annual, quarterly or monthly installments. The payments include interest at an effective rate of at least 3% compounded yearly. We may credit an effective annual rate of interest of more than 3%, and to the extent and for the period we do so, the payments will be greater.


  PAYMENTS OF A FIXED AMOUNT PLAN. We make equal annual, semi-annual, quarterly or monthly payments until all of the Proceeds have been paid. We credit the unpaid balance with interest at an effective rate of at least 3% compounded yearly. The final payment under this option is any balance equal to or less than one fixed amount payment.

  We also have a Specified Payments Option available, which allows you to designate a fixed amount (at least $100) to withdraw each month.

                      CHARGES AND DEDUCTIONS YOU WILL PAY



  COST OF INSURANCE CHARGES
    ----------------------------------------------------------------------------

  On each Monthly Anniversary Day under a Policy, we deduct charges to compensate us for the life insurance coverage we will be providing in the next month. The amount we deduct is equal to:

    o the amount for which we are "at risk", which is the Policy's Basic Death Benefit minus the Account Balance as of the Monthly Anniversary Day, divided by $1,000, TIMES

    o the cost per $1,000 of insurance coverage for the insured person, also called the "cost of insurance rate". The rate will be no greater than permitted under the 1980 Commissioners Standard Ordinary mortality table for the insured person's premium class.

  Cost of insurance rates will vary according to the insured person's age and premium class, and may vary by gender, meaning whether the insured person is male or female.

    o If your Policy does not have a Payroll Deduction Rider, the rates vary according to the insured person's gender.

    o If your Policy has a Payroll Deduction Rider or if applicable state law requires unisex rates for any Policy, cost of insurance rates are unisex, meaning that the same rates apply for male and female insured persons of the same age and rating classification.

  Unisex rates are more favorable to males than gender based rates, and gender based rates are more favorable to females than unisex rates. The guaranteed maximum cost of insurance rates for Policies with a Payroll Deduction Rider also are unisex.

  We separately calculate cost of insurance for the amount at risk under a Policy's initial Face Amount and for the additional amount at risk under each increase in the Face Amount. For the initial Face Amount, we use the premium class on the Issue Date. For any increase in Face Amount, we use the premium class in effect at the time of that increase.

  We determine cost of insurance rates based on our estimates of future cost factors such as mortality, investment income, expenses, and the length of time Policies stay in force. We have the right to adjust our cost of insurance rates from time to time. Any adjustments we make will be on a uniform basis. If the insured person's premium class is standard, the rates we use will never be greater than the guaranteed cost of insurance rates shown in your Policy Specification Pages.

  We deduct cost of insurance charges from your Account Balance, if any, in our General Account. If you do not have sufficient Account Balance allocated to the General Account, we will deduct the charges from your Account Balance allocated to one or more of the Separate Account Funds. We look to the Funds in the following order:

      (a) Investment Company Money Market Fund, (b) Investment Company Short-Term Bond Fund, (c) Investment Company Mid-Term Bond Fund, (d) Investment Company Bond Fund, (e) Scudder Bond Fund, (f) Investment Company Composite Fund, (g) Fidelity VIP II Asset Manager Fund, (h) Calvert Social Balanced Fund, (i) Fidelity VIP Equity-Income Fund, (j) Investment Company All America Fund, (k) Investment Company Equity Index Fund, (l) Investment Company Mid-Cap Equity Index Fund, (m) Fidelity VIP II Contra Fund, (n) Investment Company Aggressive Equity Fund, (o) Scudder Capital Growth Fund, (p) Scudder International Fund, and (q) American Century VP Capital Appreciation Fund.


  ADMINISTRATIVE CHARGES
    ----------------------------------------------------------------------------

  We deduct, on each Valuation Day, from the value of the net assets in each Fund of the Separate Account a charge for administrative expenses at an annual rate of 0.40%, except that we reduce the administrative charge to the extent we receive a reimbursement for administrative expenses.

    o For the Separate Account Fund that invests in the American Century VP Capital Appreciation Fund, the annual rate currently is 0.20%, because the adviser for the American Century VP Capital Appreciation Fund reimburses us at an annual rate of 0.20% for administrative expenses.

    o For the Funds that invest in the Fidelity Portfolios, the annual rate currently is 0.30%, because the transfer agent and distributor for the Fidelity Portfolios reimburse us at an aggregate annual rate of 0.10% for administrative expenses.

    o We make an additional deduction for administrative expenses, on each Monthly Anniversary Day, from your Account Balance. The charge is $2.00 per month, except that we will reduce the charge to 1/12 of 1.00% if your Account Balance for the month is less than $2,400, and we waive the charge if your Account Balance is under $300. We deduct the administrative expense charge from your Account Balance in the same manner as described above for cost of insurance charges.

    o We reserve the right to increase our administrative charges if the revenues from these charges are insufficient to cover our costs of administering the Policies. In no event will we increase the .40% charge to more than an annual rate of .65% or the $2.00 per month charge to more than $10 per month.


  MORTALITY AND EXPENSE RISKS CHARGES
    ----------------------------------------------------------------------------

  We deduct, on each Valuation Day, from the value of the net assets in each Fund of the Separate Account a charge for mortality and expense risks we assume under the Policies. The mortality risk charge, at an annual rate of 0.70%, compensates us for assuming the risk that insured persons may live for a shorter period of time than we estimated. The expense risk charge, at an annual rate of 0.15%, compensates us for the risk that our expenses in administering the Policies will be greater than we estimated. We will realize a gain from these charges to the extent that they are not needed to provide benefits and pay expenses under the Policies.


  SUPPLEMENTAL INSURANCE BENEFITS FEE
    ----------------------------------------------------------------------------

  We deduct the cost of any supplemental benefits you may have from your Account Balance on each Monthly Anniversary Day. The current monthly cost per thousand of coverage for the accidental death benefit rider is $.10. The total monthly cost per $1,000 of coverage for all covered children under a children's term rider currently is $.60. The maximum insurance coverage per child currently is $5,000. SEE "How to Purchase a Policy and Pay Premiums -- Supplemental Insurance Benefits".


  ACCELERATED BENEFIT FEE
    ----------------------------------------------------------------------------

  We deduct a one-time administrative fee from the Accelerated Benefit when we pay the Accelerated Benefit. The amount of the Accelerated Benefit fee is $250 "(or a lesser amount when required by your state). SEE "Access to Your Account Balance -- Accelerated Benefit for Terminal Illness".


  PREMIUM AND OTHER TAXES
    ----------------------------------------------------------------------------

  We currently do not deduct state premium taxes from your premium payments. We reserve the right to deduct all or a portion of the amount of any applicable taxes, including state premium taxes, from premiums prior to any allocation of those premiums among the General Account and the Separate Account Funds. Currently, most state premium taxes range from 2% to 4%. SEE "Federal Tax Considerations".


  CHANGES IN POLICY COST FACTORS
    ----------------------------------------------------------------------------

  From time to time we may make adjustments in policy cost factors, which include interest credited on amounts in our General Account, cost of insurance deductions and administrative charges. We base adjustments upon changes in our expectations for our investment earnings, mortality of insured persons, persistency (how long

  Policies stay in effect), expenses, and taxes. We make any adjustments "by class", meaning that all Policies within the same class will have the same adjustment.

  We determine changes in policy cost factors for a Policy in accordance with procedures and standards on file with the insurance regulator of the jurisdiction in which we delivered the Policy. We review policy cost factors for in-force Policies once every five Policy Years, or whenever we change the premiums or factors for comparable new Policies. We will never make a change in the guaranteed cost of insurance rates and the Guaranteed Rate of Interest shown on the Specification Pages of your Policy that would be unfavorable to you.


  FEES AND EXPENSES OF UNDERLYING FUNDS
    ----------------------------------------------------------------------------

  Each Separate Account Fund purchases shares of an Underlying Fund at net asset value. That net asset value reflects investment management and other fees and expenses incurred by that Underlying Fund. Detailed information concerning those fees and expenses is set forth in the prospectuses for the Underlying Funds that are attached to this Prospectus.

                   HOW TO CONTACT US AND GIVE US INSTRUCTIONS


  CONTACTING MUTUAL OF AMERICA
    ----------------------------------------------------------------------------

  You should send in writing all notices, requests and elections required or permitted under the Policies, except that you may give certain instructions by telephone or Internet, as described below. Our home office address is:

                   Mutual of America Life Insurance Company
                                320 Park Avenue
                           New York, New York 10022

  You can check the address for your Regional Office by calling 1-800-468-3785 or by visiting our Website at www.mutualofamerica.com, and you can check for the appropriate Processing Office by calling our 800 number.

  REQUESTS BY TELEPHONE OR INTERNET
    ----------------------------------------------------------------------------

  You may make requests by telephone for transfers of Account Balance among Investment Alternatives, withdrawals of Account Balance, Policy Loans, or to change the Investment Alternatives to which we will allocate your future Premiums. You may make requests through our Internet web site for transfers of Account Balance among Investment Alternatives or to change your allocation instructions for future Premiums. On any Valuation Day, we will consider requests by telephone or Internet that we receive by 4 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) as received that day. We will consider requests that we receive after 4 p.m. (or the Exchange close) as received the next Valuation Day.

  You must use a Personal Identification Number (PIN) to make telephone or Internet requests. We automatically send a PIN to you, and your use of the PIN constitutes your agreement to use the PIN in accordance with our rules and requirements. You may call us to change or cancel the PIN that we have assigned.

  We reserve the right to suspend or terminate at any time, without notice, the right of Policyowners to request transfers or reallocations by telephone or Internet. We may use this right, upon prior notice, to terminate, suspend or limit the right of any Policyowner, or any group of Policyowners, to make transfers by telephone or our Internet web site if we determine that the frequency of trading activity by the Policyowner or group of Policyowners is detrimental to the interests of our other Policyowners, based on additional costs incurred and negative effect on investment performance by the Underlying Fund(s). In addition, we reserve the right not to accept, or to revoke, powers of attorney or other trading authorizations granted by any Policyowner to a third party who regularly engages in market timing trading activity.

  Although our failure to follow reasonable procedures may result in our liability for any losses due to unauthorized or fraudulent telephone or Internet transactions, we will not be liable for following instructions communicated by telephone or Internet that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone or Internet are genuine. Those procedures are to confirm your Social Security number, check the Personal Identification Number, tape record all telephone transactions and provide written confirmation of telephone and Internet transactions.

  WHERE YOU SHOULD DIRECT REQUESTS
    ----------------------------------------------------------------------------

  You may make requests for allocation changes or transfers of Account Balance by calling 1-800-468-3785, by writing to our Processing Center, or by using our web site at www.mutualofamerica.com. For withdrawals and Policy Loans, you must make your request according to our procedures, which we may change from time to time. Under our current procedures, you should make a withdrawal or loan request to our 800 number or in writing to our Processing Center. The address for our Processing Center is:

                    Mutual of America Life Insurance Company
                     Financial Transaction Processing Center
                          1150 Broken Sound Parkway NW
                              Boca Raton, FL 33487

  You should use our forms to submit written requests to us.

             ABOUT MUTUAL OF AMERICA AND OUR SEPARATE ACCOUNT NO. 3



  MUTUAL OF AMERICA
    ----------------------------------------------------------------------------

  We are a mutual life insurance company organized under the laws of the State of New York. We are authorized to transact business in 50 states and the District of Columbia. Our home office address is 320 Park Avenue, New York, New York 10022. The Insurance Company was incorporated in 1945 as a nonprofit retirement association to provide retirement and other benefits for non-profit organizations and their employees in the health and welfare field. In 1978 we reorganized as a mutual life insurance company.

  We sell individual and group life insurance and annuities, including variable accumulation annuity contracts and variable life insurance policies. We also provide group and individual annuities and related services for the pension, retirement, and long-range savings needs of corporate, charitable, religious, educational and government organizations and their employees. We invest the assets we derives from our business as permitted under applicable state law. As of December 31, 1998, we had total assets, on a consolidated basis, of approximately $10.1 billion. We are registered as a broker-dealer under the Securities Exchange Act of 1934, and also are registered as an investment adviser under the Investment Advisers Act of 1940.

  Our operations as a life insurance company are reviewed periodically by various independent rating agencies. These agencies, such as A.M. Best Company, Standard & Poor's Insurance Rating Service and Duff & Phelps Credit Rating Company, publish their ratings. From time to time we reprint and distribute the rating reports in whole or in part, or summaries of them, to the public. The ratings concern our operation as a life insurance company and do not imply any guarantees of performance of the Separate Account.


  THE SEPARATE ACCOUNT
    ----------------------------------------------------------------------------

  We established the Separate Account under a resolution of our Board of Directors adopted on June 25, 1998. The Separate Account is registered with the Securities and Exchange Commission (COMMISSION) as a unit investment trust under the Investment Company Act of 1940 (1940 ACT). The Commission does not supervise the management or investment practices or policies of the Separate Account or Mutual of America. The 1940 Act, however, does regulate certain actions by the Separate Account.

  We divide the Separate Account into distinct Funds. Each Fund invests its assets in an Underlying Fund, and the name of each Separate Account Fund reflects the name of the corresponding Underlying Fund.

  The assets of the Separate Account are our property. The Separate Account assets attributable to Policyowners' Account Balances and any other policies funded through the Separate Account cannot be charged with liabilities from other businesses that we conduct. The income, capital gains and capital losses of each Fund of the Separate Account are credited to, or charged against, the net assets held in that Fund. We separately determine each Fund's net assets, without regard to the income, capital gains and capital losses from any of the other Funds of the Separate Account or from any other business that we conduct.

  The Separate Account and Mutual of America are subject to supervision and regulation by the Superintendent of Insurance of the State of New York, and by the insurance regulatory authorities of each State in which we are licensed to do business.

                           FEDERAL TAX CONSIDERATIONS


  For Federal income tax purposes, the Separate Account is not separate from us, and its operations are considered part of our operations. Under existing Federal income tax law, we do not pay taxes on the net investment income and realized capital gains earned by the Separate Account. We reserve the right, however, to make a deduction for taxes if in the future we must pay tax on the Separate Account's operations.


  OBTAINING TAX ADVICE
    ----------------------------------------------------------------------------

  THE DESCRIPTION BELOW OF THE CURRENT FEDERAL TAX STATUS AND CONSEQUENCES FOR POLICYOWNERS DOES NOT COVER EVERY POSSIBLE SITUATION AND IS FOR INFORMATION PURPOSES ONLY. TAX PROVISIONS AND REGULATIONS MAY CHANGE AT ANY TIME. The discussion below of Federal tax considerations is based upon our understanding of current Federal income tax laws as they are currently interpreted and is not intended as tax advice. We do not make any guarantee regarding the tax status of any Policy or any transaction involving a Policy.

  Tax results may vary depending upon your individual situation, and special rules may apply to you in certain cases. You also may be subject to State and local taxes, which may not correspond to the Federal tax provisions. For these reasons, you should consult a qualified tax adviser for detailed information and advice regarding the tax consequences to you of purchasing a Policy or of effecting any transaction under a Policy.


  TAX STATUS OF THE POLICIES
    ----------------------------------------------------------------------------

  Section 7702 of the Code defines "insurance contract" for Federal income tax purposes. The Secretary of the Treasury (the TREASURY) is authorized to formulate regulations that implement Section 7702. The Treasury has proposed regulations and issued other interim guidance, but it has not adopted final regulations. Accordingly, guidance concerning how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, that Policy would not provide the tax advantages normally provided by a life insurance policy.

  We believe that a Policy issued on the basis of a standard premium class should meet the Section 7702 definition of a life insurance contract. Our interpretation is based primarily on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702 issued on July 5, 1991.

  For a Policy issued on a substandard basis (in other words, the insured person's premium class indicates a higher than standard mortality risk), there is less guidance as to whether the Policy would meet the Section 7702 definition of life insurance contract. Particularly if the Policyowner pays the full amount of premiums permitted under the Policy, there may be a question as to whether the Policy is a life insurance policy.

  If it is subsequently determined that a Policy we have issued does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to attempt to cause that Policy to comply with Section 7702. For this purpose, we reserve the right to restrict Policy transactions as necessary to attempt to qualify the Policy as a life insurance contract under Section 7702.

  Section 817(h) of the Code requires that the Separate Account's investments be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code. The Separate Account, through the Underlying Funds, intends to comply with the diversification requirements prescribed in Treasury Regulation Section 1.817-5. We believe that the Separate Account meets the diversification requirement, and we will monitor continued compliance with the requirement.

  The Treasury has announced that the diversification regulations do not provide guidance concerning the issue of the number of investment options and switches among such options a Policyowner may have before being considered to have investment control and thus to be the owner of the related assets in the Separate Account. If the Treasury provides additional guidance on this issue, the Policy may need to be modified to comply with that guidance. Accordingly, we reserve the right to modify the Policy as necessary to attempt to prevent the Policyowner from being considered the owner of the assets of the Separate Account or otherwise to qualify the Policy for favorable tax treatment.

  The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


  TAX TREATMENT OF POLICY BENEFITS AND ACCESS OF ACCOUNT BALANCE
    ----------------------------------------------------------------------------

  IN GENERAL. Proceeds and Account Balance increases should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. You will not be considered to have received the Account Balance, including investment earnings and interest earned, until there is a distribution of Account Balance.

  The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MODIFIED ENDOWMENT CONTRACT, discussed below. Depending on the circumstances, the exchange of a Policy, a change in the Policy's Basic Death Benefit option, a Policy Loan, a partial withdrawal, a surrender, a change in ownership, a change of insured person, the payment of an Accelerated Benefit or an assignment of the Policy may have Federal income tax consequences. In addition, Federal, state and local transfer and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or beneficiary.

  When you receive a distribution under the Policy, an important factor in determining whether all or any portion of the distribution is taxable to you is your INVESTMENT IN THE POLICY. Your investment in the Policy generally is the amount of premiums or other consideration you have paid for the Policy which you have not previously withdrawn.

  DEATH BENEFITS. The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

  SURRENDER OR LAPSE OF POLICY; MATURITY PROCEEDS. Upon a complete surrender or lapse of a Policy or when benefits are paid at the Maturity Date, if the amount you receive plus the amount of your outstanding Policy Loans exceeds your total investment in the Policy, the excess will be treated as ordinary income subject to tax, regardless of whether the Policy is considered to be a Modified Endowment Contract.

  DISTRIBUTIONS FROM A POLICY THAT IS NOT A MODIFIED ENDOWMENT CONTRACT. The general rule is that a distribution from a Policy that is not a Modified Endowment Contract is tax-free to you up to the amount of your investment in the Policy. Any distribution or portion of a distribution that exceeds the investment in the Policy is taxable income to you. In effect, all distributions are treated as first a return to you of your investment in the Policy, prior to the return to you of interest and earnings on your Account Balance.

  An exception to this general rule applies if:

    o the Policy's death benefit decreases, or any other change occurs that reduces benefits under the Policy, during the first 15 years after the Policy was issued, and

    o the decrease or change results in a cash distribution to the Policyowner in order for the Policy to continue to comply with the limits defined in
       Section 7702.

  In such a case, the cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

  Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

  CHARACTERIZATION AS A MODIFIED ENDOWMENT CONTRACT. Section 7702A of the Code establishes a class of life insurance contracts designated as Modified Endowment Contracts. A Policy is considered to be a Modified Endowment Contract if it fails the "seven pay test" described below. A Policy that fails the test is treated in effect as an investment contract rather than a life insurance policy when loans or withdrawals are made from the Policy. SEE "Distributions from a Policy that is a Modified Endowment Contract" below.

  The seven pay test is failed if the cumulative amount of premiums paid under a Policy at any time during its first seven years (or seven years from the date of a material change to the Policy) is greater than the cumulative amount of seven-pay premiums. "Seven-pay premiums" are the seven level annual premiums that would be payable if the Policy provided for paid-up future benefits after the payment of those premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the death benefit and Account Balance at the time of that change and the additional premiums paid in the seven years following the material change. If the death benefit under a Policy is reduced by a decrease in the Face Amount or a partial withdrawal during either the first seven years after Policy issuance or a material change to the Policy, the seven-pay test will be recalculated as though the new death benefit had applied since the Policy was issued or materially changed. Due to the Policy's payment flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy.

  If a premium is credited to your Policy that would cause the Policy to become a Modified Endowment Contract, we will notify you that unless you request a refund of the excess premium, the Policy will become a Modified Endowment Contract. Our notification will provide you with instructions and the time requirements for making the request.

  The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be described adequately in this summary. Therefore, a current or prospective Policyowner should consult with a competent advisor to determine whether a particular transaction will cause the Policy to be treated as a Modified Endowment Contract.

  DISTRIBUTIONS FROM A POLICY THAT IS A MODIFIED ENDOWMENT CONTRACT. A Policy classified as Modified Endowment Contract is subject to the tax rules below. In effect, all distributions are treated as first a return to you of interest and earnings on your Account Balance, prior to the return to you of your investment in the Policy.

  1) All distributions you receive under the Policy, including Surrender Proceeds, partial withdrawals and distributions within two years before the Policy became a Modified Endowment Contract, are treated as taxable ordinary income to you, in an amount up to:

    o  your Account Balance immediately before the distribution, minus

    o  your investment in the Policy at that time.

  2) Second, any loans you take from or secure by the Policy are treated as distributions and are taxed as described in 1) above, and past due loan interest that is added to the loan amount is treated as a loan.

  3) A 10 percent additional income tax is imposed on the portion of any distribution that is included in your taxable income in accordance with 1) above, unless the distribution or loan

    o  is made when you are age 59 1/2 or older,

    o  is attributable to you becoming disabled, or

    o is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of the you and your beneficiary.

  All Modified Endowment Contracts that we (or any affiliates of ours) issue to the same Policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includable in the Policyowner's gross income under Section 72(e) of the Code.


  POLICY LOAN INTEREST
    ----------------------------------------------------------------------------

  If you are an individual, you may not deduct personal interest paid on any loan under a Policy, in most circumstances. Interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of that taxpayer, or who is financially interested in the business carried on by that taxpayer, will not be tax deductible to the extent the aggregate amount of the loans under Policies covering that individual exceeds $50,000. The deduction of interest on Policy Loans also may be subject to other restrictions under Section 264 of the Code.

  ESTATE TAXES
    ----------------------------------------------------------------------------

  The Death Proceeds payable under the Policy are includable in the insured person's gross estate for federal estate tax purposes if the Death Proceeds are paid:

    o  to the insured person's estate, or

    o to a beneficiary other than the estate and the insured person either possessed incidents of ownership in the Policy at the time of death or transferred incidents of ownership in the Policy to another person within three years of death.

  Death Proceeds paid to a surviving spouse as beneficiary are not includable in your Federal gross estate because of a 100% estate tax marital deduction. In addition, Death Proceeds paid to a tax-exempt charity may not be taxable in your estate because of the allowance of an estate tax charitable deduction. When Death Proceeds are paid to other beneficiaries, whether or not any Federal estate tax is payable on that amount depends on a variety of factors, including the size of the gross estate. There is an estate tax credit that is equivalent to an exemption of $650,000 in 1999, which will increase in increments until 2006, when it will reach the equivalent of an exemption of $1 million.

  If you are not the insured person, and your death occurs before the death of the insured person, the value of the Policy, as determined under Internal Revenue Service regulations, is includable in your gross estate for Federal estate tax purposes.

             YOUR VOTING RIGHTS FOR MEETINGS OF THE UNDERLYING FUNDS

  We will vote the shares of the Underlying Funds owned by the Separate Account at regular and special meetings of the shareholders of the Underlying Funds. We will cast our votes according to instructions we receive from Policyowners. The number of Underlying Fund shares that we may vote at a meeting of shareholders will be determined as of a record date set by the Board of Directors or Trustees of the Underlying Fund. If permitted under Federal securities laws, we may instead vote the shares of the Underlying Funds held by our Separate Account in our own discretion.

  We will vote 100% of the shares that a Separate Account Fund owns. If you do not send us voting instructions, we will vote the shares attributable to your Account Balance in the same proportion as we vote shares for which we have received voting instructions from Policyowners. We will determine the number of Accumulation Units attributable to each Policyowner for purposes of giving voting instructions as of the same record date used by the Underlying Fund. Each Policyowner who has the right to give us voting instructions for a shareholders' meeting of an Underlying Fund will receive information about the matters to be voted on, including the Underlying Fund's proxy statement and a voting instructions form to return to us.

                        USE OF STANDARD & POOR'S INDICES


  Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P), makes no representation or warranty, express or implied, to the Separate Account or the Policyowners regarding the advisability of investing in, or allocating Account Balance to, the Investment Company Equity Index, All America or Mid-Cap Equity Index Funds (together, the INDEXED PORTFOLIOS) or the ability of the S&P 500 Index or the S&P MidCap 400 Index to track general stock market performance. S&P has no obligation to take the needs of the Indexed Portfolios or the owners of the Indexed Portfolios into consideration in determining, composing or calculating the S&P 500 Index or the S&P MidCap 400 Index. S&P is not responsible for and has not participated in the calculation of the net asset values of the Indexed Portfolios, the amount of the shares of the Indexed Portfolios or the timing of the issuance or sale of the Indexed Portfolios. S&P has no obligation or liability in connection with the administration, marketing or trading of the Indexed Portfolios.

  S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE INDEXED PORTFOLIOS, OWNERS OF THE INDEXED PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY USE OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                     FUNDING AND OTHER CHANGES WE MAY MAKE


  We reserve the right to make certain changes to the Separate Account Funds and to the Separate Account's operations. In making changes, we will comply with applicable law and will obtain the approval of Policyowners, if required. We may:

    o  create new investment funds of the Separate Account at any time;

    o to the extent permitted by state and federal law, modify, combine or remove investment funds in the Separate Account;

    o transfer assets we have determined to be associated with the class of contracts to which the Policies belong from one investment fund of the Separate Account to another investment fund;

    o create additional separate accounts or combine any two or more accounts including the Separate Account;

    o transfer assets we have determined to be associated with the class of contracts to which the Policies belong from the Separate Account to another separate account of ours by withdrawing the same percentage of each investment in the Separate Account, with appropriate adjustments to avoid odd lots and fractions;

    o operate the Separate Account as a diversified, open-end management investment company under the 1940 Act, or in any other form permitted by law, and designate an investment advisor for its management, which may be us, an affiliate of ours or another person;

    o  deregister the Separate Account under the 1940 Act; and

    o operate the Separate Account under the general supervision of a committee, any or all the members of which may be interested persons (as defined in the 1940 Act) of ours or our affiliates, or discharge the committee for the Separate Account.

   If our exercise of any of these rights results in a material change to the Investment Alternatives of the Separate Account, we will advise you of the change.

                             ADMINISTRATIVE MATTERS


  YEAR 2000 COMPLIANCE
    ----------------------------------------------------------------------------

  Many of the services that we provide to you depend on the proper functioning of our computer and computer-based systems, as well as those of our outside service providers. Many computers cannot distinguish the year 2000 from the year 1900, and this inability potentially could have an adverse impact on the handling of your premium, transfer and withdrawal transactions, the crediting of Accumulation Units, accounting and other recordkeeping services.

  We have performed a comprehensive review of our computer systems, made the necessary modifications or replacements and successfully completed system testing of our in-house software, the largest and most critical project under our Year 2000 program. For the balance of 1999, we will continue to monitor and verify Year 2000 compliance. We also have contacted our vendors and service providers as to the status of their Year 2000 compliance. Vendors and service providers whose systems are material to our operations have indicated they are, or expect to be, Year 2000 compliant. Although we anticipate that our computer systems and those of our providers will be adapted in time for the year 2000, it is possible Year 2000 problems still may occur. We have developed written contingency plans to ensure our business continuity through the year 2000.

  NOTICES, CONFIRMATION STATEMENTS AND REPORTS TO POLICYOWNERS
    ----------------------------------------------------------------------------

  Approximately 20 days before a scheduled premium, we will send you a notice of the amount and due date of that scheduled premium, except that we will not send notices for scheduled premiums payable under a Payroll Deduction Program or if you have authorized withdrawals from your bank or other account to pay scheduled premiums.

  Within 30 days after each calendar quarter, we will send you a statement showing your Account Balance, premiums received, charges incurred and information concerning any Policy Loans as of the end of the quarter. We will send you a confirmation statement within five business days after any transaction involving purchase, sale or transfer of Accumulation Units and for any change in allocation instructions. If your Policy has a Payroll Deduction Rider, however, your quarterly statement, which we will send within five business days of quarter-end, will serve as the confirmation statement for your purchase, sale and transfer transactions. You must notify us of any error in a statement within 30 days after the date we processed the allocation change or transaction, or within 30 days after the end of the period covered by the quarterly statement that serves as the confirmation statement, or you will give up your right to have us correct the error.

  We also will send to you annual and semi-annual reports for each Underlying Fund, which will include financial statements.


  MISCELLANEOUS POLICY PROVISIONS
    ----------------------------------------------------------------------------

  LIMIT ON RIGHT TO CONTEST. We will not contest the insurance coverage under a Policy after it has been in force:

  (a) for two years from the Issue Date with respect to the initial amount of insurance coverage;

  (b) for two years from the effective date of an increase in the amount of insurance requiring evidence of insurability; and

  (c) for two years from the effective date of the reinstatement with respect to any amount of insurance that was reinstated.

  If we contest a Face Amount increase or a reinstatement, the contest will be based only on the application for that increase or reinstatement.

  SUICIDE EXCLUSION. If the insured person commits suicide within two years from the Issue Date, we will not pay the Death Proceeds that would otherwise be payable under a Policy. We will pay no more than (a) the sum of the Account Balance and any insurance charges; minus (b) the sum of any Policy Loans. If there was an increase in the Basic Death Benefit for which we had the right to require (or did require) evidence of insurability (other than an increase due solely to a change in the Basic Death Benefit plan) and if the insured person commits suicide within two years from the effective date of that increase, then with respect to that increase we will pay no more than the insurance charges deducted for that increase.

  MISREPRESENTATION OR MISSTATEMENT OF AGE OR SEX. If a misrepresentation is made on the application for your Policy or if the age or sex of the insured person is misstated on your Policy Specifications Pages, then the Proceeds payable upon proof of the death of the insured person will be that which would have been purchased by the most recent monthly deduction for the cost of insurance on the basis of the correct age and sex or as adjusted for the misrepresentation.

  ASSIGNMENT. You must notify us in writing if you assign your Policy. No assignment will be binding on us until we receive and record it at our Processing Office. An assignment will not apply to any payment made before the assignment was recorded. We will not be responsible for the validity of any assignment.

  PARTICIPATION IN DIVISIBLE SURPLUS. We are a mutual life insurance company and consequently have no stockholders. Policyowners share in our earnings with respect to amounts they allocate to our General Account. We can give no assurance as to the amount of divisible surplus, if any, that will be available for distribution under the Contracts in the future. The determination of such surplus is within the sole discretion of our Board of Directors.

  DISTRIBUTION OF THE POLICIES
    ----------------------------------------------------------------------------

  We offer the Policies continuously without a sales charge through our employees. These employees receive a salary from us and do not receive commissions for sales of the Policies. All persons engaged in selling the Policies are our licensed agents and are duly qualified registered representatives of Mutual of America. Each sales representative will receive a yearly cash bonus based on aggregate sales by all representatives in the representative's regional office compared to sales targets we established for the office in that year. In addition, representatives from the top five regional offices will receive a trip to a conference site to attend a sales meeting.

  Because the Policies have no sales load, the costs of distribution will necessarily be paid out of our profits, including any profits from the Policies' mortality and expense risks charges. We also serve as principal underwriter for the Mutual of America Investment Corporation and for variable accumulation annuity contracts we offer through our Separate Account No. 2.
                               OTHER INFORMATION


  LEGAL PROCEEDINGS
    ----------------------------------------------------------------------------

  From time to time we may engage in litigation. In our judgment, our current litigation is not of material importance in relation to our total assets. The Separate Account is not a party to any pending legal proceedings.


  LEGAL MATTERS
    ----------------------------------------------------------------------------

  Patrick A. Burns, Senior Executive Vice President and General Counsel of Mutual of America, has passed upon all matters of applicable state law relating to the Policies, including our right to issue the Policies. Jones & Blouch L.L.P., Washington, D.C., has passed upon certain legal matters relating to Federal securities laws that are applicable to our offering of the Policies.


  EXPERTS
    ----------------------------------------------------------------------------

  Arthur Andersen LLP, independent public accountants, has audited the December 31, 1998 financial statements included in this prospectus, as indicated in their report on the financial statements. We have included the report of Arthur Andersen in reliance upon their authority as experts in giving reports on financial statements.


  ADDITIONAL INFORMATION AVAILABLE
    ----------------------------------------------------------------------------

  We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to the offering of Policies described in this Prospectus. This Prospectus does not include all the information contained in that registration statement. You may obtain the omitted information at the principal office of the Securities and Exchange Commission in Washington, D.C. upon payment of their prescribed fee.

                      OUR EXECUTIVE OFFICERS AND DIRECTORS

  The name and position of each of our executive officers and directors, and his or her principal occupation during the past five years, are set forth below. The business address of each person listed below is 320 Park Avenue, New York, NY 10022 unless otherwise noted.



                           POSITIONS AND OFFICES              PRINCIPAL OCCUPATION
         NAME             WITH MUTUAL OF AMERICA             DURING PAST FIVE YEARS
----------------------   ------------------------   ---------------------------------------

  OFFICERS-DIRECTORS:
  William J. Flynn       Chairman of the Board      Chairman of the Board; Chief Executive
                                                    Officer until October 1994

                                    POSITIONS AND OFFICES                 PRINCIPAL OCCUPATION
              NAME                 WITH MUTUAL OF AMERICA                DURING PAST FIVE YEARS
-------------------------------   ------------------------   ---------------------------------------------


  OFFICERS-DIRECTORS: (CONTINUED)

  Thomas J. Moran
                                  President, Chief           President and Director; Chief Executive
                                  Executive Officer and      Officer since October 1994
                                  Director
  Manfred Altstadt                Senior Executive Vice      Senior Executive Vice President and Chief
                                  President, Chief           Financial Officer, Mutual of America;
                                  Financial Officer and      Director since October 1998
                                  Director

  Patrick A. Burns                Senior Executive Vice      Senior Executive Vice President and General
                                  President, General         Counsel, Mutual of America; Director since
                                  Counsel and Director       October 1998

  Salvatore R. Curiale            Senior Executive Vice      Senior Executive Vice President, Mutual of
                                  President and Director     America since March 1995; prior thereto,
                                                             Superintendent of Insurance, State of New
                                                             York; Director since October 1998
  DIRECTORS:

  Clifford L. Alexander, Jr.      Director                   President, Alexander & Associates, Inc.
  Washington, DC


  Patricia A. Cahill              Director                   Chief Executive Officer, Catholic Health
  Denver, Colorado                                           Initiatives

  Roselyn P. Epps                 Director                   Medical and Public Health Consultant
  Bethesda, Maryland

  Dudley H. Hafner                Director                   Executive Vice President (Past)
  Dallas, Texas                                              American Heart Association

  Earle H. Harbison, Jr.          Director                   Chairman, Harbison Corporation
  St. Louis, Missouri

  Frances R. Hesselbein           Director                   Chairman, The Drucker Foundation
  New York, New York

  William Kahn                    Director                   Professor, George Warren Brown
  St. Louis, Missouri                                        School of Social Work, Washington
                                                             University

  LaSalle D. Leffall, Jr., MD     Director                   Charles R. Drew Professor of Surgery,
  Washington, DC                                             Howard University Hospital

  Michael A. Pelavin              Director                   President, Pelavin & Powers, P.C.
  Flint, Michigan

  Fioravante G. Perrotta          Director                   Partner (Past), Rogers & Wells
  New York, New York

  Francis H. Schott               Director                   Senior Vice President and Chief Economist
  New York, New York                                         (Past), The Equitable Life Assurance Society

  O. Stanley Smith, Jr.           Director                   Chairman and Chief Executive Officer,
  Columbia, South Carolina                                   Constan Development Company

  Sheila M. Smythe                Director                   Executive Vice President of the University
  Valhalla, New York                                         and Dean of the Graduate School of Health
                                                             Sciences, New York Medical College

  Elie Wiesel                     Director                   Andrew W. Mellon Professor in the
  New York, New York                                         Humanities, Boston University; Founder, The
                                                             Elie Wiesel Foundation for Humanity

                               POSITIONS AND OFFICES                    PRINCIPAL OCCUPATION
           NAME                WITH MUTUAL OF AMERICA                  DURING PAST FIVE YEARS
-------------------------   ---------------------------   -----------------------------------------------

  EXECUTIVE OFFICERS:
  Diane M. Aramony          Senior Vice President,        Senior Vice President, Corporate Secretary
                            Corporate Secretary and       and Assistant to the Chairman, Mutual of
                            Assistant to the              America, since September 1998; prior
                            Chairman                      thereto, Senior Vice President

  William Breneisen         Executive Vice President,     Executive Vice President, Office of
                            Office of Technology          Technology, Mutual of America, since March
                                                          1996; prior thereto, Senior Vice President

  Jeremy J. Brown           Executive Vice President      Executive Vice President and Chief Actuary,
                            and Chief Actuary             Mutual of America, since March 1997; prior
                                                          thereto, Consulting Actuary, Milliman &
                                                          Robertson

  William S. Conway         Executive Vice President,     Executive Vice President, Marketing and
                            Marketing and Corporate       Corporate Communications, Mutual of
                            Communications                America, since October 1998; prior thereto,
                                                          Executive Vice President, Marketing

  William A. DeMilt         Executive Vice President,     Executive Vice President, Real Estate, Mutual
                            Real Estate Management        of America, since May 1997; prior thereto,
                                                          Executive Vice President and Treasurer

  Thomas E. Gilliam         Executive Vice President      Executive Vice President and Assistant to the
                            and Assistant to the          President and Chief Executive Officer,
                            President and Chief           Mutual of America
                            Executive Officer

  John R. Greed             Executive Vice President      Executive Vice President and Treasurer,
                            and Treasurer                 Mutual of America, since May 1997; Senior
                                                          Vice President from July 1996 to May 1997;
                                                          prior thereto, Partner, Arthur Andersen LLP


  Gregory A. Kleva, Jr.     Executive Vice President      Executive Vice President and Deputy General
                            and Deputy General            Counsel, Mutual of America, since February
                            Counsel                       1995; prior thereto, Senior Vice President and
                                                          Deputy General Counsel

  George L. Medlin          Executive Vice President,     Executive Vice President, Internal Audit,
                            Internal Audit                Mutual of America, since March 1998; prior
                                                          thereto, Senior Vice President

                     DEFINITIONS WE USE IN THIS PROSPECTUS


  ACCELERATED BENEFIT -- The portion of the Death Proceeds payable before the death of the insured person when the insured person is determined to have a terminal illness and is expected to live for one year or less.

  ACCOUNT BALANCE -- The value of a Policyowner's Accumulation Units in the Separate Account Funds plus the value of amounts held in the General Account for the Policyowner. As used in this Prospectus, the term "Account Balance" may mean all or any part of your total Account Balance.

  ACCUMULATION UNIT -- A measure we use to calculate the value of a Policyowner's interest in each of the Funds of the Separate Account. Each Fund has its own Accumulation Unit value.

  BASIC DEATH BENEFIT -- The primary component of the Death Proceeds payable upon the death of the insured person when the Policy is in effect. The Basic Death Benefit is the greater of:

    o the Face Amount under a Face Amount Policy, or the Face Amount plus the Account Balance under a Face Amount Plus Policy (you select the type of Policy upon purchase), and
    o  the Account Balance times the applicable Corridor Percentage.

  BENEFICIARY -- The person(s) you designate in your application or in a change of beneficiary form filed with us to receive the Death Proceeds payable upon the death of the insured person.

  BUSINESS DAY -- Any day the New York Stock Exchange is open for trading. For purposes of determining a Valid Transaction Date, our Business Day will end as of the close of business of the New York Stock Exchange (normally 4:00 p.m. Eastern Time).

  CODE -- The Internal Revenue Code of 1986, as amended, or any corresponding provisions of future United States revenue laws. Depending on the context, the term Code includes the regulations adopted by the Internal Revenue Service for the Code section being discussed.

  CORRIDOR PERCENTAGE -- A percentage established under the Code, based on the insured person's age. The Corridor Percentage is multiplied by your Account Balance to establish the minimum death benefit amount required for the Policy to be treated as life insurance under the Code.

  DEATH PROCEEDS -- An amount equal to the sum of the Basic Death Benefit and amounts payable under any policy riders, minus the sum of any Policy Loans and any unpaid monthly deductions, subject to any applicable adjustments for misrepresentation, suicide or misstatement of age and/or sex.

  FACE AMOUNT -- The amount of life insurance coverage as set forth on the Policy Specification Pages of your Policy. The Face Amount must be at least $25,000, except that the minimum Face Amount is $5,000 for Policies issued with a Payroll Deduction Rider.

  FIDELITY PORTFOLIOS -- The Equity-Income Portfolio of the Variable Insurance Products Fund (FIDELITY VIP) and the Contrafund and Asset Manager Portfolios of the Variable Insurance Products Fund II (FIDELITY VIP II).

  FUND OF THE SEPARATE ACCOUNT (OR FUND) -- One of the subaccounts of the Separate Account. Each Fund's name corresponds to the name of the Underlying Fund in which it invests.

  GENERAL ACCOUNT -- Assets we own that are not in a separate account, but rather are held as part of our general assets. We sometimes refer to the General Account as the INTEREST ACCUMULATION ACCOUNT, because amounts you allocate to the General Account earn interest at a fixed rate that we change from time to time.

  INSURED PERSON -- The person on whose life a Policy is issued, or in other words the person whose death will trigger payment of a death benefit under your Policy.

  INSURED PERSON'S AGE -- The insured person's age as of his or her last birthday preceding the Policy Date. The insured person's "attained age" at any time is the age on the Policy Date plus the number of successive twelve month periods elapsed since the Policy Date.

  INVESTMENT ALTERNATIVES -- Our General Account and the Funds of the Separate Account. You may allocate your premiums and transfer your Account Balance among the Investment Alternatives.

     INVESTMENT COMPANY -- Mutual of America Investment Corporation.

  ISSUE DATE -- The date as of which we issued a Policy to you, as shown on the Policy Specification Pages of your Policy.

  MATURITY DATE -- The Policy Anniversary on which the insured person's attained age equals 100.

  MONTHLY ANNIVERSARY DAY -- The same day each month as the day on which the Policy Date occurred.

  PAYROLL DEDUCTION PROGRAM -- A program established by an employer under which it agrees with its participating employees to deduct on each pay date from the employees' salaries the scheduled premium payments for Policies owned by the employees, their spouses or minor children. The employer remits the premiums to us.

  PAYROLL DEDUCTION RIDER -- A rider to a Policy issued under a Payroll Deduction Program or, if required by any State, the provisions regarding Payroll Deduction incorporated into the Policy.

  POLICY ANNIVERSARY -- The day each calendar year which is the anniversary of the Policy Date.

  POLICY DATE -- The effective date of the Policy, as shown on the Policy Specification Pages of your Policy, which will not be later than the 28th day of any month. The Policy goes into effect as of 12:01 a.m. on the Policy Date.

  POLICY LOAN -- The outstanding principal and unpaid accrued interest for any loan in effect under a Policy.

  POLICY MONTH -- The period beginning on the Policy Date or any Monthly Anniversary Day and ending immediately before the next Monthly Anniversary Day.

  POLICYOWNER -- The person designated on the Policy Specification Pages of your Policy as the owner.

  POLICY YEAR -- The twelve-month period beginning on (a) the Policy Date, or
  (b) each Policy Anniversary.

  PREMIUM CLASS -- The mortality risk class of the insured person that we used in setting rates for cost of insurance charges.

  PROCEEDS -- The amount we will pay upon (a) surrender of the Policy, (b) the death of the insured person or (c) the Maturity Date, which amount will vary depending on the type of Proceeds being paid.

  PROCESSING OFFICE -- The office of Mutual of America shown on the cover page of this Prospectus, or any other location we may announce by advance written notice to Policyowners, a field office we have designated, our toll-free telephone facility or our Financial Transaction Processing Center, depending on the transaction requested.

  SCHEDULED PREMIUMS -- Premiums in the amount and at the intervals specified in your Policy.

  SCUDDER PORTFOLIOS -- The following three portfolios of the Scudder Variable Life Investment Fund: Capital Growth Portfolio, Bond Portfolio and International Portfolio.

  SEPARATE ACCOUNT -- Mutual of America Separate Account No. 3, a separate account of Mutual of America maintained under the laws of New York State and registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The assets of the Separate Account are set aside and kept separate from our other assets.

  UNDERLYING FUNDS -- The funds or portfolios that are invested in by the Separate Account Funds.

  UNSCHEDULED PREMIUMS -- Premiums other than scheduled premiums that you are permitted to pay under your Policy.

  VALID TRANSACTION DATE -- The Business Day on which all of the requirements for the completion of a transaction have been met. This includes receipt by us at our Processing Office of all information, remittances, notices and papers necessary to process the requested transaction. If requirements are met on a day that is not a Business Day, or after the close of a Business Day, the Valid Transaction Date will be the next following Business Day.

  VALUATION DAY -- Each day that the New York Stock Exchange is open for business until the close of the New York Stock Exchange that day.

  VALUATION PERIOD -- A period beginning on the close of business of a Valuation Day and ending on the close of the next Valuation Day.

  WE, US, OUR, MUTUAL OF AMERICA -- Refer to Mutual of America Life Insurance Company.

  WRITTEN REQUEST -- A written request on an administrative form provided by us or in a form otherwise acceptable to us.

  YOU, YOUR -- Refer to a Policyowner.

                              POLICY ILLUSTRATIONS


  We have prepared the following tables to help show you how Account Balance and Death Proceeds under a
  Policy change with investment performance. The illustrations cover:

    o both a Face Amount Plan and a Face Amount Plus Plan, for Face Amounts of $100,000 and $500,000,

    o both gender based cost of insurance rates applicable to standard Policies and unisex cost of insurance rates applicable to Policies with a Payroll Deduction Rider for Face Amounts of $100,000, and

    o both our current cost of insurance rates and our guaranteed cost of insurance rates.

  The tables illustrate how Account Balance, which reflects all applicable charges and deductions, and Death Proceeds of a Policy issued on an insured person of a specified age would vary over time if the investment return on the assets of each Underlying Fund was a uniform, after-tax, annual rate of 0%, 6% or 12%. The annual rate is assumed to be gross, or in other words is before fees or expenses incurred by each Underlying Fund, other than transaction expenses such as brokerage commissions. The Account Balance and Death Proceeds would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years.

  The charges reflected in the tables using current cost of insurance charges include those for monthly deductions for administration ($2 per month) and cost of insurance, and daily charges for mortality and expense risks (0.85% on an annual basis) and administration (0.40%, except that an administration fee of 0.20% is shown for the American Century VP Capital Appreciation Fund and an administrative fee of .30% is shown for the Fidelity VIP Funds, because of current reimbursement arrangements).

  The charges reflected in the tables using guaranteed cost of insurance charges include maximum monthly deductions for administration ($10 per month) and cost of insurance, daily charges for mortality and expense risks (0.85% on an annual basis) and the maximum administration fee (0.65%, except that an administration fee of 0.45% is shown for the American Century VP Capital Appreciation Fund and an administrative fee of .55% is shown for the Fidelity VIP Funds, based on current reimbursement arrangements).

  A simple average of the investment management fees and other expenses of the available Underlying Funds is reflected in all the tables. That average total expense figure is 0.57%, based upon the 1998 expense ratios of the Underlying Funds and the estimated expenses of the Investment Company Mid-Cap Equity Index Fund. The expenses of the Underlying Funds may fluctuate from year to year, but we have assumed they remain constant for purposes of these tables. The Adviser for the Investment Company voluntarily pays the expenses of each Fund of the Investment Company other than its investment advisory fee and portfolio transaction expenses. If the Investment Company Funds paid all of their expenses, the average total expense figure would be higher and the death benefit and account balance numbers in the illustrations would be lower.

  After subtracting the average total expenses for the Underlying Funds and the current expenses of the Separate Account Funds, the gross annual investment returns shown in the illustrations of 0%, 6% and 12% are reduced to - 1.79%, 4.21% and 10.21%. After subtracting the average total expenses for the Underlying Funds and maximum expenses for the Separate Account Funds, the gross annual investment returns shown in the illustrations of 0%, 6% and 12% are reduced to - 2.04%, 3.96% and 9.96%.

  The tables assume that the insured person is a standard risk (non-smoker), that scheduled premiums of the amounts specified in notes following the tables are paid on each Policy Anniversary and that no transfers, partial withdrawals, Policy Loans, changes in Basic Death Benefit plan or changes in Face Amount are made.

  The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now. The tables show Account Balances and Death Proceeds using current cost of insurance rates and using the maximum cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables).

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 35                            FACE AMOUNT PLAN
     STANDARD NON-SMOKER                      FACE AMOUNT $100,000

                   USING OUR CURRENT COST OF INSURANCE CHARGES
                   -------------------------------------------


                                               DEATH BENEFIT                   ACCOUNT BALANCE
                                    ----------------------------------- ------------------------------
                                           ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL
                        PREMIUMS          GROSS ANNUAL INVESTMENT          GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                RETURN OF                        RETURN OF
       POLICY        AT 5% INTEREST ----------------------------------- ------------------------------
        YEAR          PER YEAR(1)        0%          6%         12%         0%        6%        12%
------------------- --------------- ----------- ----------- ----------- --------- --------- ----------

  1 ...............     $  1,365     $100,000    $100,000    $100,000    $ 1,089   $ 1,160   $  1,232
  2 ...............        2,798      100,000     100,000     100,000      2,150     2,361      2,581
  3 ...............        4,303      100,000     100,000     100,000      3,181     3,601      4,057
  4 ...............        5,883      100,000     100,000     100,000      4,183     4,884      5,675
  5 ...............        7,542      100,000     100,000     100,000      5,159     6,212      7,450
  6 ...............        9,285      100,000     100,000     100,000      6,107     7,588      9,400
  7 ...............       11,114      100,000     100,000     100,000      7,030     9,014     11,541
  8 ...............       13,035      100,000     100,000     100,000      7,928    10,492     13,896
  9 ...............       15,051      100,000     100,000     100,000      8,801    12,026     16,488
  10 ..............       17,169      100,000     100,000     100,000      9,639    13,607     19,331
  11 ..............       19,392      100,000     100,000     100,000     10,422    15,218     22,433
  12 ..............       21,727      100,000     100,000     100,000     11,172    16,881     25,844
  13 ..............       24,178      100,000     100,000     100,000     11,890    18,601     29,599
  14 ..............       26,752      100,000     100,000     100,000     12,568    20,371     33,727
  15 ..............       29,455      100,000     100,000     100,000     13,215    22,203     38,280
  16 ..............       32,292      100,000     100,000     100,000     13,823    24,093     43,298
  17 ..............       35,272      100,000     100,000     100,000     14,372    26,027     48,820
  18 ..............       38,401      100,000     100,000     100,000     14,884    28,025     54,921
  19 ..............       41,686      100,000     100,000     101,153     15,379    30,112     61,679
  20 ..............       45,135      100,000     100,000     108,558     15,859    32,290     69,145
  30 (age 65) .....       90,689      100,000     100,000     243,092     17,093    58,366    199,256
  35 (age 70) .....      123,287      100,000     100,000     379,068     13,601    75,350    326,782
  40 (age 75) .....      164,892      100,000     104,218     568,062      4,570    97,400    530,899

     (1) Assumes that a premium of $1,300 is paid at the beginning of each Policy Year.

     In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The death benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The death benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 35                            FACE AMOUNT PLAN
     STANDARD NON-SMOKER                      FACE AMOUNT $100,000

                 USING OUR GUARANTEED COST OF INSURANCE CHARGES
                   -------------------------------------------

                                                DEATH BENEFIT                      ACCOUNT BALANCE
                                    -------------------------------------- --------------------------------
                                            ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                        PREMIUMS           GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                 RETURN OF                           RETURN OF
       POLICY        AT 5% INTEREST -------------------------------------- --------------------------------
        YEAR          PER YEAR(1)        0%           6%           12%         0%         6%         12%
------------------- --------------- ------------ ------------ ------------ ---------- ---------- ----------

  1 ...............     $  1,365     $ 100,000    $ 100,000    $ 100,000    $ 1,051    $ 1,121    $  1,192
  2 ...............        2,798       100,000      100,000      100,000      2,061      2,266       2,480
  3 ...............        4,303       100,000      100,000      100,000      3,020      3,424       3,862
  4 ...............        5,883       100,000      100,000      100,000      3,942      4,607       5,358
  5 ...............        7,542       100,000      100,000      100,000      4,815      5,805       6,968
  6 ...............        9,285       100,000      100,000      100,000      5,642      7,019       8,702
  7 ...............       11,114       100,000      100,000      100,000      6,425      8,250      10,574
  8 ...............       13,035       100,000      100,000      100,000      7,154      9,487      12,587
  9 ...............       15,051       100,000      100,000      100,000      7,830     10,733      14,775
  10 ..............       17,169       100,000      100,000      100,000      8,468     12,000      17,169
  11 ..............       19,392       100,000      100,000      100,000      9,056     13,288      19,782
  12 ..............       21,727       100,000      100,000      100,000      9,587     14,593      22,630
  13 ..............       24,178       100,000      100,000      100,000     10,073     15,924      25,748
  14 ..............       26,752       100,000      100,000      100,000     10,504     17,276      29,160
  15 ..............       29,455       100,000      100,000      100,000     10,883     18,649      32,899
  16 ..............       32,292       100,000      100,000      100,000     11,211     20,047      37,004
  17 ..............       35,272       100,000      100,000      100,000     11,480     21,461      41,512
  18 ..............       38,401       100,000      100,000      100,000     11,682     22,886      46,463
  19 ..............       41,686       100,000      100,000      100,000     11,807     24,314      51,908
  20 ..............       45,135       100,000      100,000      100,000     11,858     25,748      57,911
  30 (age 65) .....       90,689       100,000      100,000      197,339      6,588     39,543     161,753
  35 (age 70) .....      123,287             0      100,000      302,230          0     44,638     260,543
  40 (age 75) .....      164,892             0      100,000      444,669          0     45,916     415,578

  (1) Assumes that a premium of $1,300 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                          WITH PAYROLL DEDUCTION RIDER

     MALE/FEMALE ISSUE AGE 35                     FACE AMOUNT PLAN
     STANDARD NON-SMOKER                      FACE AMOUNT $100,000

                   USING OUR CURRENT COST OF INSURANCE CHARGES
                   -------------------------------------------

                                                DEATH BENEFIT                      ACCOUNT BALANCE
                                    -------------------------------------- --------------------------------
                                            ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                        PREMIUMS           GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                 RETURN OF                           RETURN OF
       POLICY        AT 5% INTEREST -------------------------------------- --------------------------------
        YEAR          PER YEAR(1)        0%           6%           12%         0%         6%         12%
------------------- --------------- ------------ ------------ ------------ ---------- ---------- ----------

  1 ...............     $  1,313     $ 100,000    $ 100,000    $ 100,000    $ 1,052    $ 1,121    $  1,190
  2 ...............        2,691       100,000      100,000      100,000      2,077      2,280       2,492
  3 ...............        4,138       100,000      100,000      100,000      3,083      3,488       3,928
  4 ...............        5,657       100,000      100,000      100,000      4,060      4,737       5,501
  5 ...............        7,252       100,000      100,000      100,000      5,011      6,030       7,226
  6 ...............        8,928       100,000      100,000      100,000      5,935      7,368       9,120
  7 ...............       10,686       100,000      100,000      100,000      6,834      8,755      11,200
  8 ...............       12,533       100,000      100,000      100,000      7,707     10,191      13,486
  9 ...............       14,472       100,000      100,000      100,000      8,556     11,681      16,001
  10 ..............       16,508       100,000      100,000      100,000      9,370     13,216      18,758
  11 ..............       18,646       100,000      100,000      100,000     10,139     14,788      21,774
  12 ..............       20,891       100,000      100,000      100,000     10,876     16,410      25,089
  13 ..............       23,248       100,000      100,000      100,000     11,581     18,087      28,736
  14 ..............       25,723       100,000      100,000      100,000     12,245     19,810      32,744
  15 ..............       28,322       100,000      100,000      100,000     12,889     21,602      37,169
  16 ..............       31,050       100,000      100,000      100,000     13,493     23,450      42,042
  17 ..............       33,915       100,000      100,000      100,000     14,037     25,337      47,401
  18 ..............       36,924       100,000      100,000      100,000     14,555     27,295      53,325
  19 ..............       40,082       100,000      100,000      100,000     15,055     29,338      59,881
  20 ..............       43,399       100,000      100,000      105,399     15,539     31,469      67,133
  30 (age 65) .....       87,201       100,000      100,000      236,450     17,106     57,007     193,812
  35 (age 70) .....      118,545       100,000      100,000      369,250     14,213     73,607     318,319
  40 (age 75) .....      158,550       100,000      101,593      554,162      6,443     94,946     517,909

 (1) Assumes that a premium of $1,250 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                          WITH PAYROLL DEDUCTION RIDER

     MALE/FEMALE ISSUE AGE 35                       FACE AMOUNT PLAN
     STANDARD NON-SMOKER                         FACE AMOUNT $100,000

                USING OUR GUARANTEED COST OF INSURANCE CHARGES
                -----------------------------------------------

                                                DEATH BENEFIT                      ACCOUNT BALANCE
                                    -------------------------------------- --------------------------------
                                            ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                        PREMIUMS           GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                 RETURN OF                           RETURN OF
       POLICY        AT 5% INTEREST -------------------------------------- --------------------------------
        YEAR          PER YEAR(1)        0%           6%           12%         0%         6%         12%
------------------- --------------- ------------ ------------ ------------ ---------- ---------- ----------

  1 ...............     $  1,313     $ 100,000    $ 100,000    $ 100,000    $ 1,002    $ 1,069    $  1,137
  2 ...............        2,691       100,000      100,000      100,000      1,965      2,162       2,366
  3 ...............        4,138       100,000      100,000      100,000      2,890      3,276       3,695
  4 ...............        5,657       100,000      100,000      100,000      3,766      4,403       5,122
  5 ...............        7,252       100,000      100,000      100,000      4,596      5,543       6,655
  6 ...............        8,928       100,000      100,000      100,000      5,380      6,696       8,306
  7 ...............       10,686       100,000      100,000      100,000      6,121      7,865      10,086
  8 ...............       12,533       100,000      100,000      100,000      6,820      9,049      12,008
  9 ...............       14,472       100,000      100,000      100,000      7,468     10,240      14,091
  10 ..............       16,508       100,000      100,000      100,000      8,077     11,448      16,370
  11 ..............       18,646       100,000      100,000      100,000      8,638     12,672      18,854
  12 ..............       20,891       100,000      100,000      100,000      9,152     13,917      21,569
  13 ..............       23,248       100,000      100,000      100,000      9,621     15,187      24,540
  14 ..............       25,723       100,000      100,000      100,000     10,036     16,473      27,786
  15 ..............       28,322       100,000      100,000      100,000     10,398     17,777      31,341
  16 ..............       31,050       100,000      100,000      100,000     10,709     19,101      35,241
  17 ..............       33,915       100,000      100,000      100,000     10,961     20,438      39,518
  18 ..............       36,924       100,000      100,000      100,000     11,154     21,790      44,220
  19 ..............       40,082       100,000      100,000      100,000     11,281     23,150      49,390
  20 ..............       43,399       100,000      100,000      100,000     11,332     24,510      55,083
  30 (age 65) .....       87,201       100,000      100,000      188,343      6,792     37,831     154,380
  35 (age 70) .....      118,545             0      100,000      289,215          0     42,900     249,324
  40 (age 75) .....      158,550             0      100,000      426,632          0     44,581     398,722

 (1) Assumes that a premium of $1,250 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 35                          FACE AMOUNT PLUS PLAN
     STANDARD NON-SMOKER                         FACE AMOUNT $100,000

                   USING OUR CURRENT COST OF INSURANCE CHARGES
                   -------------------------------------------

                                           DEATH BENEFIT                    ACCOUNT BALANCE
                                ----------------------------------- -------------------------------
                                       ASSUMING HYPOTHETICAL             ASSUMING HYPOTHETICAL
                    PREMIUMS          GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
     END OF       ACCUMULATED                RETURN OF                         RETURN OF
     POLICY      AT 5% INTEREST ----------------------------------- -------------------------------
      YEAR        PER YEAR(1)        0%          6%         12%         0%        6%         12%
--------------- --------------- ----------- ----------- ----------- --------- ---------- ----------

  1 ...........     $  2,205     $101,864    $101,983    $102,102    $ 1,864   $  1,983   $  2,102
  2 ...........        4,520      103,692     104,047     104,417      3,692      4,047      4,417
  3 ...........        6,951      105,474     106,185     106,954      5,474      6,185      6,954
  4 ...........        9,504      107,213     108,401     109,738      7,213      8,401      9,738
  5 ...........       12,184      108,909     110,697     112,794      8,909     10,697     12,794
  6 ...........       14,998      110,562     113,078     116,149     10,562     13,078     16,149
  7 ...........       17,953      112,174     115,547     119,834     12,174     15,547     19,834
  8 ...........       21,056      113,745     118,108     123,882     13,745     18,108     23,882
  9 ...........       24,314      115,276     120,764     128,331     15,276     20,764     28,331
  10 ..........       27,734      116,756     123,508     133,209     16,756     23,508     33,209
  11 ..........       31,326      118,162     126,318     138,535     18,162     26,318     38,535
  12 ..........       35,097      119,519     129,221     144,378     19,519     29,221     44,378
  13 ..........       39,057      120,828     132,223     150,794     20,828     32,223     50,794
  14 ..........       43,215      122,078     135,314     157,826     22,078     35,314     57,826
  15 ..........       47,581      123,282     138,510     165,551     23,282     38,510     65,551
  16 ..........       52,165      124,428     141,804     174,027     24,428     41,804     74,027
  17 ..........       56,978      125,495     145,176     183,304     25,495     45,176     83,304
  18 ..........       62,032      126,507     148,653     193,491     26,507     48,653     93,491
  19 ..........       67,339      127,489     152,264     204,706     27,489     52,264    104,706
  20 ..........       72,910      128,441     156,014     217,053     28,441     56,014    117,053
  30 (age 65) .      146,498      133,184     198,691     430,379     33,184     98,691    330,379
  35 (age 70) .      199,156      130,560     222,010     638,498     30,560    122,010    538,498
  40 (age 75) .      266,364      122,360     244,001     969,236     22,360    144,001    869,236

  (1) Assumes that a premium of $2,100 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 35                         FACE AMOUNT PLUS PLAN
     STANDARD NON-SMOKER                         FACE AMOUNT $100,000

                 USING OUR GUARANTEED COST OF INSURANCE CHARGES
                   -------------------------------------------

                                                DEATH BENEFIT                      ACCOUNT BALANCE
                                    -------------------------------------- --------------------------------
                                            ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                        PREMIUMS           GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                 RETURN OF                           RETURN OF
       POLICY        AT 5% INTEREST -------------------------------------- --------------------------------
        YEAR          PER YEAR(1)        0%           6%           12%         0%         6%         12%
------------------- --------------- ------------ ------------ ------------ ---------- ---------- ----------

  1 ...............     $  2,205     $ 101,824    $ 101,942    $ 102,060    $ 1,824    $ 1,942    $  2,060
  2 ...............        4,520       103,583      103,930      104,291      3,583      3,930       4,291
  3 ...............        6,951       105,265      105,952      106,696      5,265      5,952       6,696
  4 ...............        9,504       106,885      108,021      109,301      6,885      8,021       9,301
  5 ...............       12,184       108,432      110,126      112,112      8,432     10,126      12,112
  6 ...............       14,998       109,909      112,271      115,172      9,909     12,271      15,172
  7 ...............       17,953       111,318      114,474      118,512     11,318     14,474      18,512
  8 ...............       21,056       112,658      116,728      122,147     12,658     16,728      22,147
  9 ...............       24,314       113,935      119,034      126,106     13,935     19,034      26,106
  10 ..............       27,734       115,162      121,407      130,434     15,162     21,407      30,434
  11 ..............       31,326       116,329      123,838      135,155     16,329     23,838      35,155
  12 ..............       35,097       117,424      126,315      140,296     17,424     26,315      40,296
  13 ..............       39,057       118,461      128,854      145,910     18,461     28,854      45,910
  14 ..............       43,215       119,429      131,445      152,034     19,429     31,445      52,034
  15 ..............       47,581       120,331      134,089      158,717     20,331     34,089      58,717
  16 ..............       52,165       121,166      136,788      166,015     21,166     36,788      66,015
  17 ..............       56,978       121,925      139,534      173,977     21,925     39,534      73,977
  18 ..............       62,032       122,598      142,314      182,655     22,598     42,314      82,655
  19 ..............       67,339       123,173      145,119      192,110     23,173     45,119      92,110
  20 ..............       72,910       123,654      147,949      202,418     23,654     47,949     102,418
  30 (age 65) .....      146,498       121,652      175,533      373,290     21,652     75,533     273,290
  35 (age 70) .....      199,156       113,630      185,349      532,485     13,630     85,349     432,485
  40 (age 75) .....      266,364             0      187,053      776,680          0     87,053     676,680

 (1) Assumes that a premium of $2,100 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                          WITH PAYROLL DEDUCTION RIDER

     MALE/FEMALE ISSUE AGE 35                   FACE AMOUNT PLUS PLAN
     STANDARD NON-SMOKER                         FACE AMOUNT $100,000

                  USING OUR CURRENT COST OF INSURANCE CHARGES
                   -------------------------------------------

                                                DEATH BENEFIT                      ACCOUNT BALANCE
                                    -------------------------------------- --------------------------------
                                            ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                        PREMIUMS           GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                 RETURN OF                           RETURN OF
       POLICY        AT 5% INTEREST -------------------------------------- --------------------------------
        YEAR          PER YEAR(1)        0%           6%           12%         0%         6%         12%
------------------- --------------- ------------ ------------ ------------ ---------- ---------- ----------

  1 ...............     $  2,100     $ 101,779    $ 101,892    $ 102,006    $ 1,779    $  1,892   $  2,006
  2 ...............        4,305       103,522      103,860      104,213      3,522       3,860      4,213
  3 ...............        6,620       105,233      105,911      106,645      5,233       5,911      6,645
  4 ...............        9,051       106,901      108,035      109,312      6,901       8,035      9,312
  5 ...............       11,604       108,528      110,237      112,239      8,528      10,237     12,239
  6 ...............       14,284       110,114      112,519      115,453     10,114      12,519     15,453
  7 ...............       17,098       111,659      114,885      118,982     11,659      14,885     18,982
  8 ...............       20,053       113,165      117,338      122,858     13,165      17,338     22,858
  9 ...............       23,156       114,632      119,882      127,118     14,632      19,882     27,118
  10 ..............       26,414       116,049      122,509      131,787     16,049      22,509     31,787
  11 ..............       29,834       117,406      125,209      136,895     17,406      25,209     36,895
  12 ..............       33,426       118,714      127,999      142,499     18,714      27,999     42,499
  13 ..............       37,197       119,974      130,881      148,650     19,974      30,881     48,650
  14 ..............       41,157       121,177      133,848      155,392     21,177      33,848     55,392
  15 ..............       45,315       122,346      136,928      162,808     22,346      36,928     62,808
  16 ..............       49,681       123,459      140,100      170,945     23,459      40,100     70,945
  17 ..............       54,265       124,492      143,345      179,848     24,492      43,345     79,848
  18 ..............       59,078       125,483      146,702      189,635     25,483      46,702     89,635
  19 ..............       64,132       126,445      150,188      200,409     26,445      50,188    100,409
  20 ..............       69,439       127,377      153,808      212,270     27,377      53,808    112,270
  30 (age 65) .....      139,522       132,301      195,278      417,512     32,301      95,278    317,512
  35 (age 70) .....      189,673       130,245      218,361      618,183     30,245     118,361    518,183
  40 (age 75) .....      253,680       123,129      240,712      937,556     23,129     140,712    837,556

 (1) Assumes that a premium of $2,000 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                         WITH PAYROLL DEDUCTION RIDER

     MALE/FEMALE ISSUE AGE 35                 FACE AMOUNT PLUS PLAN
     STANDARD NON-SMOKER                       FACE AMOUNT $100,000

                 USING OUR GUARANTEED COST OF INSURANCE CHARGES
                 ----------------------------------------------

                                               DEATH BENEFIT                   ACCOUNT BALANCE
                                    ----------------------------------- ------------------------------
                                           ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL
                        PREMIUMS          GROSS ANNUAL INVESTMENT          GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                RETURN OF                        RETURN OF
       POLICY        AT 5% INTEREST ----------------------------------- ------------------------------
        YEAR          PER YEAR(1)        0%          6%         12%         0%        6%        12%
------------------- --------------- ----------- ----------- ----------- --------- --------- ----------

  1 ...............     $  2,100     $101,727    $101,839    $101,951    $ 1,727   $ 1,839   $  1,951
  2 ...............        4,305      103,392     103,721     104,064      3,392     3,721      4,064
  3 ...............        6,620      104,995     105,646     106,352      4,995     5,646      6,352
  4 ...............        9,051      106,525     107,603     108,817      6,525     7,603      8,817
  5 ...............       11,604      107,987     109,593     111,476      7,987     9,593     11,476
  6 ...............       14,284      109,380     111,617     114,364      9,380    11,617     14,364
  7 ...............       17,098      110,708     113,691     117,514     10,708    13,691     17,514
  8 ...............       20,053      111,975     115,822     120,952     11,975    15,822     20,952
  9 ...............       23,156      113,179     118,000     124,694     13,179    18,000     24,694
  10 ..............       26,414      114,336     120,241     128,784     14,336    20,241     28,784
  11 ..............       29,834      115,433     122,533     133,244     15,433    22,533     33,244
  12 ..............       33,426      116,472     124,880     138,109     16,472    24,880     38,109
  13 ..............       37,197      117,454     127,282     143,422     17,454    27,282     43,422
  14 ..............       41,157      118,369     129,731     149,213     18,369    29,731     49,213
  15 ..............       45,315      119,218     132,228     155,530     19,218    32,228     55,530
  16 ..............       49,681      120,002     134,774     162,426     20,002    34,774     62,426
  17 ..............       54,265      120,771     137,360     169,945     20,711    37,360     69,945
  18 ..............       59,078      121,345     139,988     178,151     21,345    39,988     78,151
  19 ..............       64,132      121,896     142,645     187,097     21,896    42,645     87,097
  20 ..............       69,439      122,352     145,323     196,847     22,352    45,323     96,847
  30 (age 65) .....      139,522      120,916     171,965     359,141     20,916    71,965    259,141
  35 (age 70) .....      189,673      113,869     182,033     510,881     13,869    82,033    410,881
  40 (age 75) .....      253,680            0     185,161     744,380          0    85,161    644,380

 (1) Assumes that a premium of $2,000 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 45                            FACE AMOUNT PLAN
     STANDARD NON-SMOKER                      FACE AMOUNT $500,000

                   USING OUR CURRENT COST OF INSURANCE CHARGES
                   -------------------------------------------

                                              DEATH BENEFIT                      ACCOUNT BALANCE
                                   ------------------------------------ ----------------------------------
                                          ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                       PREMIUMS          GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
      END OF         ACCUMULATED                RETURN OF                           RETURN OF
      POLICY        AT 5% INTEREST ------------------------------------ ----------------------------------
       YEAR          PER YEAR(1)        0%          6%          12%         0%         6%          12%
------------------ --------------- ----------- ----------- ------------ ---------- ---------- ------------

  1 ..............     $ 10,763     $500,000    $500,000    $  500,000   $  8,702   $  9,273   $    9,845
  2 ..............       22,063      500,000     500,000       500,000     17,154     18,842       20,601
  3 ..............       33,929      500,000     500,000       500,000     25,424     28,786       32,431
  4 ..............       46,388      500,000     500,000       500,000     33,405     39,011       45,335
  5 ..............       59,470      500,000     500,000       500,000     41,161     49,593       59,495
  6 ..............       73,206      500,000     500,000       500,000     48,699     60,552       75,049
  7 ..............       87,628      500,000     500,000       500,000     55,920     71,807       92,051
  8 ..............      102,772      500,000     500,000       500,000     62,887     83,433      110,721
  9 ..............      118,673      500,000     500,000       500,000     69,763     95,607      131,396
  10 .............      135,370      500,000     500,000       500,000     76,498    108,307      154,247
  11 .............      152,901      500,000     500,000       500,000     82,996    121,465      179,430
  12 .............      171,308      500,000     500,000       500,000     89,168    135,024      207,138
  13 .............      190,636      500,000     500,000       500,000     95,072    149,062      237,716
  14 .............      210,930      500,000     500,000       500,000    100,671    163,576      271,477
  15 .............      232,239      500,000     500,000       500,000    105,927    178,566      308,787
  16 .............      254,614      500,000     500,000       500,000    110,851    194,078      350,095
  17 .............      278,107      500,000     500,000       506,720    115,362    210,090      395,875
  18 .............      302,775      500,000     500,000       562,440    119,518    226,693      446,381
  19 .............      328,676      500,000     500,000       622,336    123,283    243,915      501,884
  20 (age 65) ....      355,872      500,000     500,000       686,698    126,580    261,762      562,867
  25 (age 70) ....      513,663      500,000     500,000     1,125,549    135,376    362,925      970,301
  30 (age 75) ....      715,048      500,000     527,972     1,737,859    125,906    493,432    1,624,167

 (1) Assumes that a premium of $10,250 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 45                            FACE AMOUNT PLAN
     STANDARD NON-SMOKER                      FACE AMOUNT $500,000

                 USING OUR GUARANTEED COST OF INSURANCE CHARGES
                 ----------------------------------------------

                                              DEATH BENEFIT                       ACCOUNT BALANCE
                                  -------------------------------------- ---------------------------------
                                          ASSUMING HYPOTHETICAL                ASSUMING HYPOTHETICAL
                      PREMIUMS           GROSS ANNUAL INVESTMENT              GROSS ANNUAL INVESTMENT
      END OF        ACCUMULATED                 RETURN OF                            RETURN OF
      POLICY       AT 5% INTEREST -------------------------------------- ---------------------------------
       YEAR         PER YEAR(1)        0%           6%           12%         0%        6%          12%
----------------- --------------- ------------ ------------ ------------ --------- ---------- ------------

  1 .............     $ 10,763     $ 500,000    $ 500,000    $  500,000   $ 7,678   $  8,214   $    8,752
  2 .............       22,063       500,000      500,000       500,000    14,975     16,528       18,149
  3 .............       33,929       500,000      500,000       500,000    21,986     25,038       28,353
  4 .............       46,388       500,000      500,000       500,000    28,668     33,703       39,401
  5 .............       59,470       500,000      500,000       500,000    35,032     42,542       51,394
  6 .............       73,206       500,000      500,000       500,000    41,089     51,569       64,444
  7 .............       87,628       500,000      500,000       500,000    46,794     60,748       78,626
  8 .............      102,772       500,000      500,000       500,000    52,107     70,046       94,026
  9 .............      118,673       500,000      500,000       500,000    56,986     79,429      110,750
  10 ............      135,370       500,000      500,000       500,000    61,445     88,917      128,974
  11 ............      152,901       500,000      500,000       500,000    65,444     98,484      148,850
  12 ............      171,308       500,000      500,000       500,000    68,943    108,103      170,560
  13 ............      190,636       500,000      500,000       500,000    72,007    117,845      194,401
  14 ............      210,930       500,000      500,000       500,000    74,541    127,645      220,589
  15 ............      232,239       500,000      500,000       500,000    76,557    137,528      249,463
  16 ............      254,614       500,000      500,000       500,000    77,961    147,438      281,350
  17 ............      278,107       500,000      500,000       500,000    78,710    157,362      316,678
  18 ............      302,775       500,000      500,000       500,000    78,756    167,291      355,956
  19 ............      328,676       500,000      500,000       500,000    77,951    177,140      399,760
  20 (age 65) ...      355,872       500,000      500,000       546,926    76,239    186,906      448,300
  25 (age 70) ...      513,663       500,000      500,000       889,990    50,811    234,063      767,233
  30 (age 75) ...      715,048             0      500,000     1,356,392         0    274,516    1,267,656

 (1) Assumes that a premium of $10,250 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 45                         FACE AMOUNT PLUS PLAN
     STANDARD NON-SMOKER                        FACE AMOUNT $500,000

                   USING OUR CURRENT COST OF INSURANCE CHARGES
                   -------------------------------------------

                                                DEATH BENEFIT                      ACCOUNT BALANCE
                                    ------------------------------------- ----------------------------------
                                            ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                        PREMIUMS           GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
       END OF         ACCUMULATED                 RETURN OF                           RETURN OF
       POLICY        AT 5% INTEREST ------------------------------------- ----------------------------------
        YEAR          PER YEAR(1)        0%          6%           12%         0%         6%          12%
------------------- --------------- ----------- ------------ ------------ ---------- ---------- ------------

  1 ...............    $   16,380    $513,930    $  514,821   $  515,712   $ 13,930   $ 14,821   $   15,712
  2 ...............        33,579     527,493       530,143      532,902     27,493     30,143       32,902
  3 ...............        51,638     540,753       546,049      551,784     40,753     46,049       51,784
  4 ...............        70,600     553,597       562,440      572,404     53,597     62,440       72,404
  5 ...............        90,510     566,093       579,399      595,002     66,093     79,399       95,002
  6 ...............       111,415     578,246       596,949      619,782     78,246     96,949      119,782
  7 ...............       133,366     589,944       614,993      646,838     89,944    114,993      146,838
  8 ...............       156,414     601,254       633,612      676,467    101,254    133,612      176,467
  9 ...............       180,615     612,362       653,015      709,121    112,362    153,015      209,121
  10 ..............       206,026     623,212       673,173      745,045    123,212    173,173      245,045
  11 ..............       232,707     633,689       693,996      784,448    133,689    193,996      284,448
  12 ..............       260,723     643,682       715,389      827,557    143,682    215,389      327,557
  13 ..............       290,139     653,258       737,437      874,815    153,258    237,437      374,815
  14 ..............       321,026     662,365       760,106      926,582    162,365    260,106      426,582
  15 ..............       353,457     670,953       783,362      983,254    170,953    283,362      483,254
  16 ..............       387,510     679,031       807,229    1,045,333    179,031    307,229      545,333
  17 ..............       423,265     686,489       831,609    1,113,244    186,489    331,609      613,244
  18 ..............       460,808     693,397       856,587    1,187,646    193,397    356,587      687,646
  19 ..............       500,229     699,707       882,125    1,269,138    199,707    382,125      769,138
  20 (age 65) .....       541,620     705,309       908,124    1,358,317    205,309    408,124      858,317
  25 (age 70) .....       781,770     721,862     1,044,355    1,948,464    221,862    544,355    1,448,464
  30 (age 75) .....     1,088,268     712,985     1,184,199    2,876,346    212,985    684,199    2,376,346

 (1) Assumes that a premium of $15,600 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     MALE ISSUE AGE 45                          FACE AMOUNT PLUS PLAN
     STANDARD NON-SMOKER                         FACE AMOUNT $500,000

                 USING OUR GUARANTEED COST OF INSURANCE CHARGES
                 -----------------------------------------------

                                              DEATH BENEFIT                      ACCOUNT BALANCE
                                   ------------------------------------ ----------------------------------
                                          ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL
                       PREMIUMS          GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
      END OF         ACCUMULATED                RETURN OF                           RETURN OF
      POLICY        AT 5% INTEREST ------------------------------------ ----------------------------------
       YEAR          PER YEAR(1)        0%          6%          12%         0%         6%          12%
------------------ --------------- ----------- ----------- ------------ ---------- ---------- ------------

  1 ..............    $   16,380    $512,849    $513,705    $  514,563   $ 12,849   $ 13,705   $   14,563
  2 ..............        33,579     525,199     527,708       530,324     25,199     27,708       30,324
  3 ..............        51,638     537,118     542,082       547,465     37,118     42,082       47,465
  4 ..............        70,600     548,557     556,779       566,060     48,557     56,779       66,060
  5 ..............        90,510     559,526     571,814       586,255     59,526     71,814       86,255
  6 ..............       111,415     570,033     587,199       608,208     70,033     87,199      108,208
  7 ..............       133,366     580,029     602,887       632,032     80,029    102,887      132,032
  8 ..............       156,414     589,466     618,828       657,849     89,466    118,828      157,849
  9 ..............       180,615     598,294     634,971       685,796     98,294    134,971      185,796
  10 .............       206,026     606,527     651,325       716,084    106,527    151,325      216,084
  11 .............       232,707     614,118     667,837       748,883    114,118    167,837      248,883
  12 .............       260,723     621,019     684,450       784,380    121,019    184,450      284,380
  13 .............       290,139     627,306     701,231       822,907    127,306    201,231      322,907
  14 .............       321,026     632,870     718,064       864,640    132,870    218,064      364,640
  15 .............       353,457     637,728     734,951       909,897    137,728    234,951      409,897
  16 .............       387,510     641,774     751,771       958,904    141,774    251,771      458,904
  17 .............       423,265     644,967     768,461     1,011,970    144,967    268,461      511,970
  18 .............       460,808     647,264     784,954     1,069,436    147,264    284,954      569,436
  19 .............       500,229     648,505     801,057     1,131,553    148,505    301,057      631,553
  20 (age 65) ....       541,620     648,653     816,696     1,198,718    148,653    316,696      698,718
  25 (age 70) ....       781,770     630,846     884,060     1,626,285    130,846    384,060    1,126,285
  30 (age 75) ....     1,088,268     570,315     914,777     2,255,008     70,315    414,777    1,755,008

 (1) Assumes that a premium of $15,600 is paid at the beginning of each Policy Year.

  In evaluating the above illustration, you should consider that:

  o The hypothetical investment rates of return shown above are for illustration purposes only, and you should not view them as indicative of past or future investment rates of return. We do not make any representation that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. Actual rates of return may be more or less than those shown.

  o The Death Benefits and Account Balances would be different from the amounts shown if the rates of return averaged 0%, 6% or 12% over a period of years, but varied above or below those averages in individual policy years.

  o The Death Benefits and Account Balances also would be different from the amounts shown, depending on the allocation of Account Balance to the Separate Account Funds, if the rates of return over all Funds averaged 0%, 6% or 12% but varied above or below those averages for individual Separate Account Funds, or if any policy loan were made during the period.

                              FINANCIAL STATEMENTS


  The Separate Account had not commenced operations as of the date of this Prospectus. Accordingly, no financial statements of the Separate Account are included in the Prospectus.

  Below are the financial statements of Mutual of America for the year ended December 31, 1998. You should consider these financial statements as bearing upon the ability of Mutual of America to meet its obligations under the Policies. You should not consider them as bearing upon the investment experience of the Separate Account Funds.



  MUTUAL OF AMERICA LIFE INSURANCE COMPANY
                                                         PAGE
                                                         ----
   Report of Independent Public Accountants ...........   51
   Consolidated Statements of Financial Condition .....   52
   Consolidated Statements of Operations and Surplus ..   53
   Consolidated Statements of Cash Flows ..............   54
   Notes to Consolidated Financial Statements .........   55

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Mutual of America Life Insurance Company:

     We have audited the accompanying consolidated statements of financial condition of Mutual of America Life Insurance Company and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 1, the accompanying statutory-basis financial statements were prepared in conformity with the accounting practices prescribed or permitted by the State of New York Insurance Department which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 9.

     In our opinion, because of the effects of the matter described in the third paragraph and more fully discussed in Note 9, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Mutual of America Life Insurance Company and its subsidiaries as of December 31, 1998 and 1997, or the results of their operations or their cash flows for the years then ended. Furthermore, in our opinion, the supplemental data included in Note 9 reconciling net income and surplus as shown in the financial statements to net income and surplus as determined in conformity with generally accepted accounting principles, present fairly, in all material respects, the information shown therein.

     However, in our opinion, the statutory-basis consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Life Insurance Company and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.


/s/ ARTHUR ANDERSEN LLP




New York, New York
February 19, 1999

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY


                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                          DECEMBER 31, 1998 AND 1997



                                                            1998              1997
                                                     ----------------- -----------------
ASSETS
GENERAL ACCOUNT ASSETS
 Bonds and notes ...................................  $ 4,874,244,008   $4,795,022,564
 Common stocks .....................................      339,524,394      413,939,170
 Preferred stocks ..................................       55,771,462       59,466,239
 Cash and short-term investments ...................       98,685,966       67,164,422
 Guaranteed funds transferable (Note 3) ............      115,902,196      121,130,991
 Mortgage loans ....................................       19,289,253       41,315,430
 Real estate .......................................      324,024,030      331,991,341
 Policy loans ......................................      100,633,395       97,854,314
 Other invested assets .............................       33,606,096       20,137,960
 Investment income accrued .........................       90,018,584       79,087,631
 Receivables .......................................        8,363,971        9,307,851
 Other assets ......................................       10,847,128       31,266,929
                                                      ---------------   --------------
   Total general account assets ....................    6,070,910,483    6,067,684,842
SEPARATE ACCOUNT ASSETS ............................    4,039,275,044    3,456,072,983
                                                      ---------------   --------------
TOTAL ASSETS .......................................  $10,110,185,527   $9,523,757,825
                                                      ===============   ==============
LIABILITIES AND SURPLUS
GENERAL ACCOUNT LIABILITIES
 Insurance and annuity reserves ....................  $ 4,925,407,081   $4,929,073,256
 Other contract liabilities and reserves ...........       12,086,713       11,303,835
 Dividends payable to contract and policyholders ...           93,791          106,329
 Note payable (Note 5) .............................      137,021,175      137,021,175
 Interest maintenance reserve ......................      213,674,120      253,944,200
 Other liabilities .................................       69,310,429       95,801,345
                                                      ---------------   --------------
   Total general account liabilities ...............    5,357,593,309    5,427,250,140
SEPARATE ACCOUNT RESERVES AND OTHER LIABILITIES ....    4,039,275,044    3,456,072,983
                                                      ---------------   --------------
   Total liabilities ...............................    9,396,868,353    8,883,323,123
                                                      ---------------   --------------
ASSET VALUATION RESERVE ............................      118,485,383      116,494,396
                                                      ---------------   --------------
SURPLUS
 Assigned surplus ..................................        1,150,000        1,150,000
 Unassigned surplus ................................      593,681,791      522,790,306
                                                      ---------------   --------------
   Total surplus ...................................      594,831,791      523,940,306
                                                      ---------------   --------------
TOTAL LIABILITIES AND SURPLUS ......................  $10,110,185,527   $9,523,757,825
                                                      ===============   ==============

         See accompanying notes to consolidated financial statements.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY


               CONSOLIDATED STATEMENTS OF OPERATIONS AND SURPLUS


                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                  1998              1997
                                                           ----------------- -----------------
INCOME
 Annuity considerations and deposits .....................  $  824,131,791    $  740,959,658
 Life and disability insurance premiums ..................      27,318,300        28,214,541
                                                            --------------    --------------
   Total considerations and premiums .....................     851,450,091       769,174,199
 Separate account investment and administrative fees .....      43,186,358        35,376,990
 Net investment income (Notes 2 and 3) ...................     414,565,840       441,059,670
 Other, net ..............................................      (1,966,715)         (336,265)
                                                            --------------    --------------
   Total income ..........................................   1,307,235,574     1,245,274,594
                                                            --------------    --------------
DEDUCTIONS
 Increase in insurance and annuity reserves ..............      81,812,257        41,301,697
 Annuity and surrender benefits ..........................     999,743,408       973,365,824
 Death and disability benefits ...........................      20,153,378        20,161,949
 Operating expenses ......................................     151,448,387       147,172,396
                                                            --------------    --------------
   Total deductions ......................................   1,253,157,430     1,182,001,866
                                                            --------------    --------------
   Net gain before dividends .............................      54,078,144        63,272,728
DIVIDENDS TO CONTRACT AND POLICYHOLDERS ..................         117,182           147,104
                                                            --------------    --------------
   Net gain from operations ..............................      53,960,962        63,125,624
FEDERAL INCOME TAX BENEFIT ...............................       1,150,189           367,818
NET REALIZED CAPITAL GAINS (NOTE 2) ......................      16,642,540        10,778,415
                                                            --------------    --------------
   Net income ............................................      71,753,691        74,271,857
SURPLUS TRANSACTIONS
 Change in asset valuation reserve .......................      (1,990,987)       (8,818,100)
 Change in net unrealized capital gains ..................       7,239,633        32,160,963
 Change in non-admitted assets and other, net ............      (6,110,852)       (4,719,810)
                                                            --------------    --------------
   Net change in surplus .................................      70,891,485        92,894,910
SURPLUS, AT BEGINNING OF YEAR ............................     523,940,306       431,045,396
                                                            --------------    --------------
SURPLUS, AT END OF YEAR ..................................  $  594,831,791    $  523,940,306
                                                            ==============    ==============

         See accompanying notes to consolidated financial statements.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                              1998              1997
                                                                       ----------------- -----------------
CASH PROVIDED
 Premium and annuity funds received ..................................  $  851,727,947    $   769,846,793
 Investment income received ..........................................     338,956,078        437,472,096
 Separate account investment and administrative fees .................      43,186,358         35,376,990
 Other, net ..........................................................       1,739,776         (1,619,142)
                                                                        --------------    ---------------
   Total receipts ....................................................   1,235,610,159      1,241,076,737
                                                                        --------------    ---------------
 Benefits paid .......................................................   1,019,758,402        989,719,884
 Dividends paid to contract and policyholders ........................         129,722            147,127
 Insurance and operating expenses paid ...............................     155,490,995        146,405,004
 Net transfers to separate accounts ..................................      84,395,589        286,778,743
                                                                        --------------    ---------------
   Total payments ....................................................   1,259,774,708      1,423,050,758
                                                                        --------------    ---------------
   Net cash used by operations .......................................     (24,164,549)      (181,974,021)
 Proceeds from long-term investments sold, matured or repaid .........   4,672,189,185     10,907,067,504
 Proceeds from dollar roll transactions -- repurchase agreements .....              --        700,714,763
 Other, net ..........................................................      47,407,939         44,741,139
                                                                        --------------    ---------------
   Total cash provided ...............................................   4,695,432,575     11,470,549,385
                                                                        --------------    ---------------
CASH APPLIED
 Cost of long-term investments acquired ..............................   4,606,240,005     10,730,606,933
 Repayment of dollar roll transactions -- repurchase agreements ......              --        700,714,763
 Other, net ..........................................................      57,671,026         32,548,605
                                                                        --------------    ---------------
   Total cash applied ................................................   4,663,911,031     11,463,870,301
                                                                        --------------    ---------------
   Net change in cash and short-term investments .....................      31,521,544          6,679,084
CASH AND SHORT-TERM INVESTMENTS
 Beginning of year ...................................................      67,164,422         60,485,338
                                                                        --------------    ---------------
 End of year .........................................................  $   98,685,966    $    67,164,422
                                                                        ==============    ===============

          See accompanying notes to consolidated financial statements.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                          DECEMBER 31, 1998 AND 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the consolidated accounts of Mutual of America Life Insurance Company ("Mutual of America") and its wholly owned subsidiaries (collectively referred to as the "Company"). Significant intercompany balances and transactions have been eliminated in consolidation.


     NATURE OF OPERATIONS

     Mutual of America provides retirement and employee benefit plans in the small to medium size case area, principally to employees in the not-for-profit social health and welfare field. In recent years, through a wholly owned subsidiary, the Company has expanded the scope of the field it serves to include for-profit organizations in the small to medium size case area. The principal insurance companies in the group are licensed in all fifty states and the District of Columbia. Operations are conducted primarily through a network of regional field offices staffed by salaried consultants.


     BASIS OF PRESENTATION

     The financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from generally accepted accounting principles ("GAAP"). The variances between such practices and GAAP and the effects on the accompanying financial statements are described in Note 9. The ability of the Company to fulfill its obligations to contractholders and policyholders is of primary concern to insurance regulatory authorities. As such, the financial statements are oriented to the insuring public.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Certain 1997 amounts included in the accompanying consolidated financial statements have been reclassified to conform with the 1998 presentation.

     Accounting policies applied in the preparation and presentation of these financial statements follow.


     ASSET VALUATIONS

     Investment valuations are prescribed by the National Association of Insurance Commissioners ("NAIC"). Bonds qualifying for amortization are stated at amortized cost; short-term investments in good standing are stated at cost. Fair value for these securities (approximately $5.0 billion in 1998 and $4.9 billion in 1997) is determined by reference to market prices quoted by the NAIC. If quoted market prices are not available, fair value is determined using quoted prices for similar securities. All other bonds and short-term notes are stated at market value which approximates fair value.

     Common stocks in good standing are stated at market value, which approximates fair value. Market value is determined by reference to valuations quoted by the NAIC. Unrealized gains and losses are applied directly to unassigned surplus.

     Mortgage loans are carried at amortized indebtedness. Fair value for these loans (approximately $19.6 million in 1998 and $46.8 million in 1997) is determined by discounting the expected future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. Impairments of individual assets that are considered other than temporary are recognized when incurred. There were no impairments recorded during 1998 or 1997.

     Real estate, which is classified as Company occupied property, is carried at cost, including capital improvements, net of accumulated depreciation, and depreciated on a straight line basis over 39 years. Tenant improvements on real estate investments are depreciated over the shorter of the lease term or the estimated life of the improvement.

     Policy loans are stated at the unpaid balance of the loan. The majority of such loans are issued with variable interest rates which are periodically adjusted based on changes in the rates credited to these policies and therefore are considered to be stated at fair value.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

     Certain other assets, such as furniture and fixtures and prepaid expenses, are excluded from the consolidated statements of financial condition ("non-admitted assets").


     INTEREST MAINTENANCE AND ASSET VALUATION RESERVES

     Realized gains and losses, net of applicable taxes, arising from changes in interest rates are accumulated in the Interest Maintenance Reserve ("IMR") and are amortized into net investment income over the estimated remaining life of the investment sold. All other realized gains and losses are reported in the consolidated statements of operations and surplus.

     An Asset Valuation Reserve ("AVR") applying to the specific risk characteristics of all invested asset categories excluding cash, policy loans and investment income accrued has been established based on a statutory formula. Realized and unrealized gains and losses arising from changes in the creditworthiness of the borrower are included in the appropriate subcomponent of the AVR. Changes in the AVR are applied directly to unassigned surplus.


     GUARANTEED FUNDS TRANSFERABLE

     Guaranteed funds transferable consist of funds held by a former reinsurer and are stated at the total principal amount of future guaranteed transfers to Mutual of America, which approximates fair value.


     SEPARATE ACCOUNT OPERATIONS

     Certain annuity considerations may be invested at the participant's discretion in separate accounts; either a multifund account, which is managed by Mutual of America Capital Management Corporation, or certain other funds, which are managed by outside investment advisors. All of the funds' investment experience, including net realized and unrealized capital gains in the separate accounts (net of investment advisory fees and administration fees assessed), is allocated to participants. Charges for investment advisory fees and administration fees are assessed as a percentage of the assets under management and vary based upon the investment objectives of the fund and level of administrative services provided. During 1998 and 1997 such fees were equal to approximately 1.10% of the total average assets under management.

     Investments held in the separate accounts are stated at market value, which approximates fair value. Participants' corresponding equity in the separate accounts are reported as liabilities in the accompanying statements. Premiums and benefits related to the separate accounts are combined with the general account in the accompanying statements. Net operating gains are offset by increases to reserve liabilities in the respective separate accounts.


     INSURANCE AND ANNUITY RESERVES

     Reserves for annuity contracts are computed on the net single premium method and represent the estimated present value of future retirement benefits. These reserves are based on mortality and interest rate assumptions (ranging predominately from 5.00% to 9.25%) which meet or exceed statutory requirements. Reserves for contractual funds not yet used for the purchase of annuities are accumulated at various interest rates which, during 1998 and 1997, averaged 5.00% and 5.50%, respectively and are deemed sufficient to provide for contractual surrender values of these funds. Reserves for life and disability insurance are based on mortality, morbidity and interest rate assumptions which meet statutory requirements.

     Contractual funds not yet used to purchase retirement annuities and other deposit liabilities are stated at their cash surrender value, which approximates fair value ($7.6 billion and $7.0 billion), at December 31, 1998 and 1997, respectively. The fair value of annuity contracts (approximately $1.6 billion and $1.5 billion at December 31, 1998 and 1997, respectively) was determined by discounting expected future retirement benefits using current mortality tables and interest rates based on the duration of expected future benefits. Weighted average interest rates of 5.38% and 6.12% were used at December 31, 1998 and 1997, respectively.


     PREMIUMS, ANNUITY CONSIDERATIONS, INVESTMENT INCOME AND EXPENSES

     Insurance premiums and annuity considerations derived from defined contribution plans are recognized as income when due. Voluntary savings-type and defined benefit considerations and other deposits are recognized as income when received. Group life and disability insurance premiums are recognized as income over the contract period.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

     General account investment income is reported as earned and is presented net of related investment expenses; operating expenses, including acquisition costs for new business and income taxes, are charged to operations as incurred.



     DIVIDENDS

     Dividends are based on formulas and scales approved by the Board of Directors and are accrued currently for payment subsequent to plan anniversary dates.


2. FIXED MATURITY AND EQUITY SECURITIES

     The statement values and NAIC market values of investments in fixed maturity securities (bonds and notes) at December 31, 1998 are shown below. Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.



                                                                               GROSS        GROSS         NAIC
                                                               STATEMENT    UNREALIZED   UNREALIZED      MARKET
CATEGORY                                                         VALUE         GAINS       LOSSES         VALUE
----------------------------------------------------------- -------------- ------------ ------------ --------------
                                                                                (000'S OMITTED)
U.S. Treasury securities and obligations of U.S. Government
 corporations and agencies ................................  $ 2,030,666     $ 15,527     $  1,071    $ 2,045,122
Obligations of states and political subdivisions ..........       10,727        2,086           --         12,813
Debt securities issued by foreign governments .............      106,243        6,112           --        112,355
Corporate securities ......................................    2,834,819       50,542       33,067      2,852,294
                                                             -----------     --------     --------    -----------
 Total ....................................................  $ 4,982,455     $ 74,267     $ 34,138    $ 5,022,584
                                                             ===========     ========     ========    ===========

     Short-term fixed maturity securities with a statement value and NAIC market value of $108.2 million at December 31, 1998 are included in the above table. As of December 31, 1998, the Company had $6.2 million (par value $6.0 million) of its long-term fixed maturity securities on deposit with various state regulatory agencies.

     The statement values and NAIC market values of investments in fixed maturity securities by contractual maturity (except for mortgage-backed securities which are stated at expected maturity) at December 31, 1998 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.



                                                                  NAIC
                                                 STATEMENT       MARKET
                                                   VALUE          VALUE
                                              -------------- --------------
                                                     (000'S OMITTED)
      Due in one year or less ...............  $   261,253    $   263,498
      Due after one year through five years .    1,553,255      1,567,426
      Due after five years through ten years     1,417,466      1,498,422
      Due after ten years ...................    1,750,481      1,693,238
                                               -----------    -----------
        Total ...............................  $ 4,982,455    $ 5,022,584
                                               ===========    ===========

     Proceeds from the sale of investments in fixed maturity securities during 1998 were $4.2 billion. Gross gains of $20.0 million and gross losses of $6.0 million were realized on these sales, of which $14.0 million of gains were accumulated in the IMR. Such amounts will be amortized into net investment income over the estimated remaining life of the investment sold.

     During 1998, $54.2 million of the IMR was amortized and included in net investment income. Included in IMR amortization income for the year is a $34.5 million net adjustment related to realized capital gains that should have been exempted from IMR since they were associated with higher than normal general account withdrawal activity (including transfers to the Separate Account) that occurred last year.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. FIXED MATURITY AND EQUITY SECURITIES -- (Continued)

     The statement values and NAIC market values of investments in fixed maturity securities at December 31, 1997 are as follows:



                                                                               GROSS        GROSS         NAIC
                                                               STATEMENT    UNREALIZED   UNREALIZED      MARKET
CATEGORY                                                         VALUE         GAINS       LOSSES         VALUE
----------------------------------------------------------- -------------- ------------ ------------ --------------
                                                                                (000'S OMITTED)
U.S. Treasury securities and obligations of U.S. Government
  corporations and agencies ...............................  $ 2,414,115     $  7,846      $   412    $ 2,421,549
Obligations of states and political subdivisions ..........       13,421        1,704           --         15,125
Debt securities issued by foreign governments .............      101,186        4,624           28        105,782
Corporate securities ......................................    2,329,186       25,640        9,123      2,345,703
                                                             -----------     --------      -------    -----------
  Total ...................................................  $ 4,857,908     $ 39,814      $ 9,563    $ 4,888,159
                                                             ===========     ========      =======    ===========

     Short-term fixed maturity securities with a statement value and NAIC market value of $62.9 million at December 31, 1997, are included in the above table. As of December 31, 1997, the Company had $6.2 million (par value $6.0 million) of its long-term fixed maturity securities on deposit with various state regulatory agencies.

     Proceeds from the sale of investments in fixed maturity securities during 1997 were $11.1 billion. Gross gains of $145.1 million and gross losses of $16.0 million were realized on those sales, of which $126.4 million of gains were accumulated (net of applicable tax benefits of $2.7 million) in the IMR. Such amounts will be amortized into net investment income over the estimated remaining life of the investment sold. During 1997, $18.0 million of the IMR was amortized and included in net investment income.

     Net realized capital gains (losses) reflected in the statements of operations for the years ended December 31, 1998 and 1997 were as follows:



                                                           1998        1997
                                                       ----------- -----------
                                                           (000'S OMITTED)
      Equity securities (common and preferred stocks)   $ 16,010    $ 19,606
      Mortgage loans and other .......................       633      (8,828)
                                                        --------    --------
       Net realized capital gains ....................  $ 16,643    $ 10,778
                                                        ========    ========

     At December 31, 1998 and 1997, net unrealized appreciation of common equity securities was $51.3 million and $44.1 million, respectively.


3. REINSURANCE AND RELATED TRANSACTIONS

     In 1980, Mutual of America terminated a reinsurance arrangement and assumed direct ownership of funds held by the reinsurer and direct liability for the contractual obligations of the reinsurer. Such amounts are reported as guaranteed funds transferable and as insurance and annuity reserves in the consolidated statements of financial condition.

     The guaranteed funds are transferable to Mutual of America over time and are stated at the total principal amount of future guaranteed transfers to Mutual of America of $115.9 million and $121.1 million at December 31, 1998 and 1997, respectively.

     The guaranteed interest and other allocated investment earnings on the funds held by the reinsurer, amounting to $12.2 million and $33.8 million in 1998 and 1997, respectively, are included in net investment income. Such amounts include participating dividends from a contingency fund that was previously held by the reinsurer (but not recorded as an asset of Mutual of America) of $25.9 million in 1997. This amount includes the receipt of a $21.5 million special dividend related to the termination of the contingency fund previously held by the reinsurer.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. REAL ESTATE
     Real estate consists primarily of an office building that Mutual of America purchased for its corporate headquarters. The purchase price of the building was fully financed. The Company occupies approximately one-third of this office building as its corporate headquarters and leases the remaining space. Depreciation expense for 1998 and 1997 was $5.2 million in both years.


5. NOTE PAYABLE

     In connection with the acquisition of its corporate headquarters, Mutual of America obtained a $135.0 million, seven-year, 6.91% fixed rate secured term note. Fair value of the note was approximately $137.0 million at December 31, 1998 and 1997. The note matures and is payable in full on October 15, 1999 and is not redeemable prior to that date. Interest on the note is payable semiannually in April and October. The terms of the note require that Mutual of America pledge collateral, consisting of securities issued by the United States Government or its agencies. The aggregate book and market values of the collateral must be maintained at a level greater than or equal to 100% and 110%, respectively, of the outstanding balance of the note. At December 31, securities with a book and market value of approximately $166.7 million and $169.9 million in 1998 and $167.9 million and $167.5 million in 1997, respectively, were pledged as collateral.


6. PENSION PLAN AND POSTRETIREMENT BENEFITS

     The Company has a qualified, non-contributory defined benefit pension plan covering virtually all employees. Benefits are generally based on years of service and final average salary. The Company's funding policy is to contribute annually, at a minimum, the amount necessary to satisfy the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company also maintains two non-qualified defined benefit pension plans. The first provides benefits to employees whose total compensation exceeds the maximum allowable compensation limits for qualified retirement plans under ERISA. The second provides benefits to non-employee members of the Board of Directors.

     The Company has two defined benefit postretirement plans covering substantially all salaried employees. Employees may become eligible for such benefits upon attainment of retirement age while in the employ of the Company and upon satisfaction of service requirements. One plan provides medical and dental benefits and the second plan provides life insurance benefits. The postretirement plans are contributory for those individuals who retire with less than twenty years of eligible service, with retiree contributions adjusted annually and contain other cost-sharing features, such as deductibles and coinsurance.

     Pension expense for all pension plans in 1998 and 1997 was $8.9 million and $5.4 million, respectively. The 1998 amount includes $2.8 million of expense related to the lump-sum settlement of approximately $24.2 million in pension benefits during the year. Prior to 1997, pension plan expense was computed on a modified GAAP basis. Effective January 1, 1997 the expense and liability related to all of the Company's pension plans and its long term incentive compensation plan (described below) are calculated in accordance with GAAP. This change resulted in a charge to surplus, net of the change in the prepaid pension cost, of $9.7 million at January 1, 1997.

     The components of net pension expense related to all of the Company's pension plans are as follows:



                                                             1998       1997
                                                          ---------- ----------
                                                             (000'S OMITTED)
      Service cost ......................................  $  5,353   $  4,596
      Interest cost on projected benefit obligation .....     6,189      5,159
      Expected return on plan assets ....................    (6,870)    (5,469)
      Amortization of initial net asset .................      (211)      (211)
      Amortization of unrecognized loss .................     1,639      1,291
      Settlement loss ...................................     2,768         --
                                                           --------   --------
        Net pension expense .............................  $  8,868   $  5,366
                                                           ========   ========

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. PENSION PLAN AND POSTRETIREMENT BENEFITS -- (Continued)

     The funded status of all of the Company's pension plans at December 31, 1998 and 1997 is as follows:



                                                                       1998           1997
                                                                  -------------- --------------
                                                                         (000'S OMITTED)
      Projected benefit obligation ..............................   $  (93,544)    $  (77,322)
      Plan assets at fair value .................................       60,470         58,619
                                                                    ----------     ----------
      Projected benefit obligation in excess of plan assets .....      (33,074)       (18,703)
      Remaining unrecognized initial net asset ..................         (450)          (841)
      Unrecognized prior service cost ...........................        4,564          5,177
      Unrecognized net loss from past experience
        different from that assumed .............................       40,079         17,546
                                                                    ----------     ----------
      Prepaid pension cost, end of year .........................   $   11,119     $    3,179
                                                                    ==========     ==========

     For financial reporting purposes, the prepaid pension cost at December 31, 1998 and 1997, has been classified as a non-admitted asset. At December 31, 1998 all of the qualified pension plan assets are invested in one of the Company's separate accounts (consisting primarily of equity securities) and participation in certain other funds managed by outside investment advisors.

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.80% and 7.25% at December 31, 1998 and 1997, respectively. This .45% decrease in the discount rate together with a change in employee mortality and turnover rates resulted in a $17.3 million increase in the projected benefit obligation (PBO) for the year. The assumed rate of increase in future compensation levels was 4.00% in 1998 and 1997. The assumed long-term rate of return on assets used in determining the net periodic pension cost was 11.30% in 1998 and 1997. The change in the PBO during 1998 and 1997 is as follows:



                                               1998        1997
                                           ----------- -----------
                                               (000'S OMITTED)
      January 1 balance ..................  $  77,322   $ 60,351
      Service cost .......................      5,353      4,596
      Interest cost ......................      6,189      5,159
      Change in assumptions ..............     17,298      7,850
      Actuarial loss .....................     11,775      4,326
      Benefits and expenses paid .........    (24,393)    (4,960)
                                            ---------   --------
      December 31 balance ................  $  93,544   $ 77,322
                                            =========   ========

     The Company funds the qualified non-contributory defined benefit pension plan in accordance with the requirements of ERISA. Plan assets at fair value for the qualified pension plan were $52.3 million and $47.4 million at December 31, 1998 and 1997, respectively. The actuarial present value of accumulated benefits for the qualified pension plan were $32.6 million and $50.0 million at December 31, 1998 and 1997, respectively. During 1998 and 1997, the Company made contributions to the qualified plan of $13.3 million and $4.4 million, respectively.

     The change in plan assets for all of the Company's pension plans is as follows:



                                               1998        1997
                                           ----------- -----------
                                               (000'S OMITTED)
      January 1 balance ..................  $  58,619   $ 43,718
      Employer contributions .............     16,807     12,127
      Return on Plan assets ..............      9,437      7,734
      Benefits and expenses paid .........    (24,393)    (4,960)
                                            ---------   --------
      December 31 balance ................  $  60,470   $ 58,619
                                            =========   ========

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. PENSION PLAN AND POSTRETIREMENT BENEFITS -- (Continued)

     In addition to the above noncontributory plans, all employees may participate in a 401(k) savings plan under which the Company matches half of the employees' basic contribution up to 6% of salary. The cost of this plan was approximately $1.7 million and $1.6 million in 1998 and 1997, respectively. The Company also has a long-term performance based incentive compensation plan for certain employees. Shares are granted each year and generally vest over a three-year period. The value of such shares is based upon increases in the Company's statutory surplus and the maintenance of certain financial ratios. Compensation expense recognized in 1998 and 1997 related to this plan was $3.2 million and $3.0 million respectively.

     The components of net postretirement benefit cost are as follows:



                                                            1998     1997
                                                          -------- --------
                                                           (000'S OMITTED)
      Service cost ......................................  $  609   $  600
      Interest cost on projected benefit obligation .....   1,272    1,175
      Actuarial loss ....................................     156       --
                                                           ------   ------
      Net postretirement benefit cost ...................  $2,037   $1,775
                                                           ======   ======

     The following table shows the plans' combined status reconciled with the amounts reported in the Company's consolidated statements of financial condition:



                                                           1998        1997
                                                        ---------- ------------
                                                            (000'S OMITTED)
      Accumulated postretirement benefit obligation
        ("APBO"):
        Retirees ......................................  $  7,854    $  5,911
        Fully eligible active plan participants .......     3,367       3,456
        Other active plan participants ................     6,817       6,239
                                                         --------    --------
         Total APBO ...................................    18,038      15,606
      Plan assets at fair value .......................        --          --
                                                         --------    --------
      APBO in excess of plan assets ...................    18,038      15,606
      Unrecognized net loss ...........................    (5,615)     (4,920)
                                                         --------    --------
      Accrued postretirement obligation ...............  $ 12,423    $ 10,686
                                                         ========    ========

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is approximately 7.00% in 1998. The health care cost trend rate assumption has a significant affect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement obligation for the plan as of December 31, 1998 by $1.3 million and the aggregate of the service and interest cost components of the net periodic benefit cost for 1998 by $.3 million.

     The discount rate used in determining the APBO was 6.80% at December 31, 1998 and 7.25% at December 31, 1997.


7. COMMITMENTS AND CONTINGENCIES

     Rental expenses were $17.3 million and $16.7 million in 1998 and 1997, respectively. The approximate minimum rental commitments under noncancelable operating leases are as follows: 1999, $2.8 million, 2000, $2.1 million, 2001, $1.7 million, 2002, $1.6 million and 2003, $1.0 million, and 2004 and beyond, $.8 million. Such leases are principally for leased office space, furniture and equipment. Certain office space leases provide for adjustments to reflect changes in real estate taxes and other operating expenses.

     The Company is involved in various legal actions which have arisen in the course of the Company's business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the Company's consolidated financial statements.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. FEDERAL INCOME TAXES
     Mutual of America's pension business was exempt from federal income taxation under Section 501(a) of the Internal Revenue Code ("Code") in 1997. Effective January 1, 1998 Mutual of America's pension business became subject to federal income tax. Mutual of America and its life subsidiary file federal tax returns on a separate company basis. Mutual of America's non-insurance subsidiaries file a consolidated tax return. The Federal income tax benefit for the year ended December 31, 1998 amounted to $1.2 million as compared to benefit of $.4 million in 1997. The 1998 and 1997 tax benefits reflected in the accompanying statements of operations and surplus arose principally from the operating results of its insurance and non-insurance subsidiaries.

     The difference between the actual tax benefit reflected in the accompanying consolidated statements of operations and the expected tax provision computed by applying the statutory rate of 35% to operating income arises principally from the differing statutory and tax treatment of IMR income and realized capital gains and losses on investment transactions and from the differences between the tax and statutory basis of Mutual of America's assets and liabilities. Such differences resulted from transition rules under the Code as of January 1, 1998, which accompanied the change in taxation of Mutual of America's pension business. These transition rules will moderate Mutual of America's tax expense over the next several years.


9. RECONCILIATION OF STATUTORY BASIS FINANCIAL RESULTS TO A GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BASIS

     The accompanying financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the State of New York Insurance Department which practices differ from GAAP. The variances between such practices and GAAP and the effects on the accompanying financial statements follow:


     ASSET VALUATIONS AND INVESTMENT INCOME RECOGNITION

     GAAP requires the Company's bonds and notes to be classified as either held to maturity ("HTM") or available for sale ("AFS"); whereas for statutory accounting no such classification is required. In addition, for GAAP, AFS bonds and notes are carried at their fair market value with the unrealized gains and losses applied directly to surplus; whereas for statutory accounting all bonds and notes are carried at their amortized cost.

     Realized capital gains and losses, net of applicable taxes, arising from changes in interest rates are recognized in income currently for GAAP accounting, rather than accumulated in the IMR and amortized into income over the remaining life of the security sold for statutory accounting. Additionally, capital gains and losses are not recognized when a security is sold and the same or substantially the same security is repurchased, unless the repurchase occurs after a reasonable exposure to market risk.

     A general formula based Asset Valuation Reserve (AVR) is recorded for statutory accounting purposes, whereas such reserves are established under GAAP only when an asset's impairment is considered to be other than temporary.

     Certain assets, principally furniture and fixtures and prepaid expenses, for statutory accounting, are excluded from the statement of financial condition by a charge to surplus; whereas under GAAP, such assets are carried at their amortized cost.


     POLICY ACQUISITION COSTS

     Under GAAP, policy acquisition costs that are directly related to and vary with the production of new business are deferred and amortized over the estimated life of the applicable policies, rather than being expensed as incurred.


     INSURANCE AND ANNUITY RESERVES

     Under statutory accounting practices the interest rates and mortality and morbidity assumptions used are those which are prescribed or permitted by the State of New York Insurance Department. Under GAAP, for annuities the interest rate assumptions used are generally those assumed in the pricing of the contract at issue; for disability benefits the interest rates assumed are those anticipated to be earned over the duration of the benefit period. Mortality and morbidity assumptions are based on Company experience.

                   MUTUAL OF AMERICA LIFE INSURANCE COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. RECONCILIATION OF STATUTORY BASIS FINANCIAL RESULTS TO A GENERALLY ACCEPTED
                ACCOUNTING PRINCIPLES BASIS -- (Continued)

     PREMIUM RECOGNITION

     Insurance contracts that do not subject the insurer to significant mortality or morbidity risk are considered, under GAAP, to be primarily investment contracts. GAAP requires all amounts received from policyholders under these investment contracts to be recorded as a policyholder deposit rather than as premium income.


     DEFERRED INCOME TAXES

     GAAP requires that a deferred tax asset or liability be established to provide for temporary differences between the tax and financial reporting bases of assets and liabilities. Deferred income taxes are not recorded for statutory accounting purposes.

     The tables that follow provide a reconciliation of the 1998 and 1997 statutory financial results reflected in the accompanying financial statements to a GAAP basis (000's omitted):



      RECONCILIATION OF STATUTORY TO GAAP SURPLUS                          1998          1997
      -------------------------------------------------------------- --------------- ------------
      STATUTORY SURPLUS ............................................   $   594,832    $ 523,940
        Market value adjustment related to AFS bonds and notes .....       170,821      160,980
        Realized capital gains .....................................       136,019      163,422
        AVR ........................................................       118,485      116,494
        Deferred policy acquisition costs ..........................        39,761       36,905
        Policy reserve adjustments .................................       (21,815)     (17,510)
        Non-admitted assets ........................................        16,196        9,563
        Federal income taxes .......................................       163,130      (20,571)
        Other ......................................................         1,663        1,135
                                                                       -----------    ---------
      GAAP SURPLUS .................................................   $ 1,219,092    $ 974,358
                                                                       ===========    =========


      RECONCILIATION OF STATUTORY TO GAAP NET INCOME                             1998          1997
      -------------------------------------------------------------------- ------------- -------------
      STATUTORY NET INCOME ...............................................   $  71,754     $  74,272
        Investment income adjustments ....................................     (52,750)       (8,020)
        Realized capital gains ...........................................      25,342       145,791
        Policy reserve adjustments .......................................      (3,463)        3,781
        Deferred acquisition costs .......................................       5,969         2,518
        Deferred income taxes ............................................     237,051        (6,559)
        Dividend related to termination of contingency fund (Note 3) .....          --       (20,920)
        Other ............................................................      (1,488)       (4,485)
                                                                             ---------     ---------
      GAAP NET INCOME ....................................................   $ 282,415     $ 186,378
                                                                             =========     =========


  RECONCILIATION OF GAAP TO STATUTORY PREMIUMS       1998        1997
  -------------------------------------------- ----------- ------------
      GAAP PREMIUM INCOME ....................  $  61,073   $ 104,129
        Premiums from investment contracts ...    790,377     665,045
                                                ---------   ---------
      STATUTORY PREMIUM INCOME ...............  $ 851,450   $ 769,174
                                                =========   =========

                          PART II. OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

UNDERTAKING PURSUANT TO RULE 484

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant makes the following representations: The fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.


                      CONTENTS OF REGISTRATION STATEMENT

   This registration statement comprises the following papers and documents:

   The facing sheet;

   The prospectus, consisting of 63 pages;

   The undertaking required by Section 15(d) of the Securities Exchange Act of 1934;

   The undertaking pursuant to Rule 484;

   The representations pursuant to Rule 6e-3(T);

   The signatures;

   Written consents of the following persons:
      Patrick A. Burns, Esq.
      Joseph A. Gross, F.S.A., M.A.A.A.
      Jones & Blouch L.L.P.
      Arthur Andersen LLP

   The following exhibits are filed as part of this Registration Statement:


       1(1).             Resolution of the Board of Directors of Mutual of America Life Insurance Company ("Mutual of
                         America") authorizing establishment of Separate Account No. 3 (the "Separate Account")
    1(5)(a).             Form of Variable Universal Life Insurance Policy (3410-VUL)
    1(5)(b).             Payroll Deduction Rider
    1(5)(c).             Accidental Death Benefit Rider
    1(5)(d).             Children's Term Rider
    1(6)(a).             Charter of Mutual of America
    1(6)(b).             By-Laws of Mutual of America
   1(10)(a).             Form of Application for Variable Universal Life Insurance Policy with Conditional Receipt of
                         Premium [to be filed by amendment]
   1(10)(b).             Form of Application for Variable Universal Life Insurance Policy for Policies with Payroll
                         Deduction Rider [to be filed by amendment]
          2.             See Exhibit 1(5)
       3(a).             Opinion and consent of Patrick A. Burns, Esq., Senior Executive Vice President and General
                         Counsel of Mutual of America
          4.             No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I
          6.             Opinion and consent of Joseph A. Gross, Vice President and Actuary of Mutual of America
    8(a)(i).             Participation Agreement, dated December 30, 1993, among Scudder Variable Life Investment Fund,
                         Mutual of America and The American Life Insurance Company of New York ("American Life")(the
                         "Scudder Participation Agreement")
   8(a)(ii).             Notice to include the Separate Account under the Scudder Participation Agreement
    8(b)(i).             Fund Participation Agreement - Separate Account No. 2, dated as of December 30, 1988, among
                         Mutual of America, American Century Investment Management, Inc. ("ACIM") (formerly Investors
                         Research Corporation), and American Century Variable Portfolios, Inc. ("ACVP") (formerly TCI
                         Portfolios, Inc.)
   8(b)(ii).             Amendment No. 1 to Fund Participation Agreement - Separate Account No. 2, dated as of April 29,
                         1994, among Mutual of America, ACVP and ACIM
  8(b)(iii).             Amendment No. 2 to Fund Participation Agreement - Separate Account No. 2, among Mutual of
                         America, ACVP and ACIM with respect to the Separate Account
    8(c)(i).             Shared Funding Agreement, dated November 7, 1990, among American Life, Mutual of America and Calvert Securities Corporation ("Calvert")
   8(c)(ii).             Amendment to the November 7, 1990 Shared Funding Agreement to include the Separate Account
    8(d)(i).             Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation
                         and Mutual of America, dated of April 30th, 1995, with revised Schedule A
   8(d)(ii).             Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors
                         Corporation and Mutual of America, dated of April 30th, 1995, with revised Schedule A
          9.             Memorandum regarding Issuance, Face Amount Increase, Transfer and Redemption Procedures for
                         the Policies
         10.             Consent of Arthur Andersen LLP
         11.             Consent of Jones & Blouch L.L.P.

---------
 Powers of Attorney of Messrs. Flynn, Moran, Altstadt, Burns, Curiale, Alexander, Hafner, Harbison, Kahn, Leffall, Pelavin, Perrotta, Schott and Wiesel and Mesdames Cahill, Epps, Hesselbein and Smythe are incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-4 (File No. 33-11023) filed with the Commission on March 1, 1999 by Mutual of America and its Separate Account No. 2.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, the State of New York, the 21st day of July, 1999.

                                        MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 3
                                              (Registrant)

                                        MUTUAL OF AMERICA LIFE INSURANCE COMPANY
                                              (Depositor)


                                        By: /s/   MANFRED ALTSTADT
                                          -------------------------------------
                                                  MANFRED ALTSTADT
                                          SENIOR EXECUTIVE VICE PRESIDENT
                                           AND CHIEF FINANCIAL OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 21, 1999.



               SIGNATURE                                           TITLE
---------------------------------------   ------------------------------------------------------
  *                                       Chairman of the Board; Director
--------------------------------------
             WILLIAM J. FLYNN

  *                                       Chief Executive Officer and President; Director
--------------------------------------      (Principal Executive Officer)
             THOMAS J. MORAN


/s/          MANFRED ALTSTADT             Senior Executive Vice President and Chief Financial
--------------------------------------      Officer; Director (Principal Financial and Accounting
             MANFRED ALTSTADT               Officer)


  *                                       Director
--------------------------------------
        CLIFFORD L. ALEXANDER, JR.

  *                                       Senior Executive Vice President and General Counsel;
--------------------------------------      Director
             PATRICK A. BURNS

  *                                       Director
--------------------------------------
            PATRICIA A. CAHILL

  *                                       Senior Executive Vice President; Director
--------------------------------------
           SALVATORE R. CURIALE

  *                                       Director
--------------------------------------
          ROSELYN P. EPPS, M.D.

  *                                       Director
--------------------------------------
             DUDLEY H. HAFNER

  *                                       Director
--------------------------------------
           EARLE H. HARBISON, JR.

               SIGNATURE                                       TITLE
---------------------------------------                      ---------
  *                                       Director
--------------------------------------
          FRANCES R. HESSELBEIN

  *                                       Director
--------------------------------------
               WILLIAM KAHN

  *                                       Director
--------------------------------------
      LASALLE D. LEFFALL, JR., M.D.

  *                                       Director
--------------------------------------
            MICHAEL A. PELAVIN

  *                                       Director
--------------------------------------
          FIORAVANTE G. PERROTTA

  *                                       Director
--------------------------------------
            FRANCIS H. SCHOTT

  *                                       Director
--------------------------------------
          O. STANLEY SMITH, JR.

  *                                       Director
--------------------------------------
             SHEILA M. SMYTHE

  *                                       Director
--------------------------------------
               ELIE WIESEL

*By: /s/   MANFRED ALTSTADT
   -----------------------------------
             MANFRED ALTSTADT
             ATTORNEY-IN-FACT

                                 EXHIBIT INDEX



         EXHIBIT                                                                                                       PAGE
           NO.                                                    DESCRIPTION                                          NO.
------------------------   ----------------------------------------------------------------------------------------   -----
        1(1).                 Resolution of the Board of Directors of Mutual of America Life
                              Insurance Company ("Mutual of America") authorizing establishment of Separate Account No. 3 (the "Separate Account")

        1(5)(a).              Form of Variable Universal Life Insurance Policy (3410-VUL)

        1(5)(b).              Payroll Deduction Rider

        1(5)(c).              Accidental Death Benefit Rider

        1(5)(d).              Children's Term Rider

        1(6)(a).              Charter of Mutual of America

        1(6)(b).              By-Laws of Mutual of America

        3(a).                 Opinion and consent of Patrick A. Burns, Esq., Senior Executive
                              Vice President and General Counsel of Mutual of America

        6.                    Opinion and consent of Joseph A. Gross, Vice President and Actuary of Mutual of America

        8(a)(i).              Participation Agreement, dated December 30, 1993, among Scudder
                              Variable Life Investment Fund, Mutual of America and The American
                              Life Insurance Company of New York ("American Life")(the "Scudder
                              Participation Agreement")

        8(a)(ii).             Notice to include the Separate Account under the Scudder
                              Participation Agreement

        8(b)(i).              Fund Participation Agreement - Separate Account No. 2, dated as of December 30, 1988, among Mutual of America, American Century
                              Investment Management, Inc. ("ACIM") (formerly Investors Research
                              Corporation), and American Century Variable Portfolios, Inc.
                              ("ACVP") (formerly TCI Portfolios, Inc.)

        8(b)(ii).             Amendment No. 1 to Fund Participation Agreement - Separate
                              Account No. 2, dated as of April 29, 1994, among Mutual of
                              America, ACVP and ACIM

        8(b)(iii).            Amendment No. 2 to Fund Participation Agreement - Separate
                              Account No. 2, among Mutual of America, ACVP and ACIM with respect to the Separate Account

        8(c)(i).              Shared Funding Agreement, dated November 7, 1990, among American
                              Life, Mutual of America and Calvert Securities Corporation
                              ("Calvert")

        8(c)(ii).             Amendment to the November 7, 1990 Shared Funding Agreement
                              between Mutual of America and Calvert with respect to the Separate
                              Account

        8(d)(i).              Participation Agreement among Variable Insurance Products Fund,
                              Fidelity Distributors Corporation and Mutual of America Life
                              Insurance Company, dated as of April 30th, 1995, with revised
                              Schedule A

        8(d)(ii).             Participation Agreement among Variable Insurance Products Fund
                              II, Fidelity Distributors Corporation and Mutual of America Life
                              Insurance Company, dated as of April 30th, 1995, with revised
                              Schedule A

        9.                    Memorandum regarding Issuance, Face Amount, Increase, Transfer and
                              Redemption Procedures for the Policies

        10.                   Consent of Arthur Andersen LLP

        11.                   Consent of Jones & Blouch L.L.P.